

2023 Annual Meeting of Shareholders
Proxy Statement

MARCH 29, 2023

Jefferies

February 17, 2023

Dear Fellow Shareholders,

We present this year's Proxy Statement and invite you to participate in our 2023 Annual Meeting of Shareholders on Wednesday, March 29, 2023 at 10:00 a.m. New York City time. We will be conducting our meeting virtually to provide a consistent experience to all our shareholders regardless of where they are located and to make it easier for our shareholders to attend (see page 3 for details). The agenda will include a vote for the election of directors, an advisory vote to approve our 2022 executive-compensation program, an advisory vote on the frequency of the executive-compensation program vote, and an advisory vote on the selection of our independent auditors. Our CEO, Rich Handler, and our President, Brian Friedman, will discuss our strategy and operating performance and answer your questions.

OUR YEAR

Although our net revenues and net earnings did not match the record-breaking levels they reached in 2021, 2022 again demonstrated the core strength and immense progress of the Jefferies platform in terms of execution of our long-term strategy, gains in market share and industry rankings, and operational resilience.

And those accomplishments were no mean feats in the face of Russia's invasion of Ukraine, sharp increases in inflation followed by global central bank tightening (that effectively froze the markets for IPOs and leveraged finance), economic slowdowns and fears of recession, continued political upheaval, the significant declines across most asset classes and – in the face of all that – the as-to-be expected market volatility across the equities, fixed-income and commodities markets.

Through it all, though, the strength of the Jefferies global platform and its accomplishments stood out:

- Management further underscored the transition to a pure financial-services firm by merging Jefferies Group LLC ("Jefferies Group") into Jefferies Financial Group Inc. ("Jefferies"), streamlining our operations and rationalizing the presentation of our financial statements.

- More substantively, management continued to shrink our Merchant Banking portfolio through the highly profitable sale of Idaho Timber and paving the way for the spin-off of our holdings in Vitesse Energy and Vitesse Oil, which came to fruition on January 13, 2023. Between those divestitures, the Merchant Banking portfolio declined $0.6 billion in book value from November 30, 2021 to today. In fact, reflecting our pure financial-services firm strategy and the reality of those divestitures, we have ceased reporting a separate Merchant Banking segment.

- As our CEO and President outlined in their annual letter to you which, as usual, we strongly recommend for your review, we are consistently gaining in rankings and market share against our competitors:

  ◦ Jefferies ranked #6 in M&A and ECM globally,

  ◦ Jefferies ranked #7 globally in M&A, ECM and Leveraged Finance, and

  ◦ Our Equities and Fixed Income franchises continue to grow market share and expand their opportunities.

2022 HIGHLIGHTS

93rd percentile 2022 TSR

relative to peer firms – ranked 2nd among our 15 peer firms

97th percentile 3-year TSR

relative to peer firms – ranked 2nd among our 15 peer firms

#6 both M&A and ECM globally

#7 globally

in combined M&A, ECM and Leveraged Finance

#6 in U.S. and **#7** in Europe

for equity research

#3

in Asia for combined equity research and sales

- It also bears noting that, to support the growth of Jefferies' global, full-service investment banking and capital markets business, since 2019 management increased the number of employee-partners from 3,600 to approximately 5,000, and has done so not only seamlessly and with no material operational risk incidents, but also with a robust increase in Human Capital resources available to those new hires, instilling in them the Jefferies culture and providing them with tools and training to support their success and Jefferies' success.

- **And, we are pleased to report, management's efforts resulted in total shareholder return that put Jefferies in the number two spot among our peer firms, ranking it in the 93rd percentile on a one-year measurement period and 97th percentile on a three-year measurement period.**

The very good news is that the executive management team that successfully led us through 2020 and 2021, as well as a much more financially challenging 2022, are likely to be with us for years to come. We strongly support Rich and Brian and are pleased that our showing of support for them via our Leadership Continuity Grant should have the direct result of all of Jefferies benefitting from their leadership for the long term.

OUR CONTINUED GRATITUDE

We again want to express our deepest and most sincere gratitude to our employee-partners who, in the face of incredible headwinds and market upheaval, delivered as they always do for our shareholders and all other stakeholders the best Jefferies has to offer. We remain proud of them and pleased to have them on our team. Well done one and all!

YOUR VOTE MATTERS

Thank you very much for your investment and partnership with us. We genuinely hope you will participate in our annual shareholders meeting. If you are not able to participate, we ask you to vote by proxy in support of our recommendations. The proxy materials contain necessary information about the matters on which we are asking you to vote. The Jefferies team is open to addressing any questions you may have. Thank you again for your support.

Sincerely,

The Jefferies Board of Directors

Who We Are

Jefferies is a leading global, full-service investment banking and capital markets firm that provides advisory, sales and trading, research and wealth and asset management services. With more than 40 offices around the world, we offer insights and expertise to investors, companies and governments.



Notice of Annual Meeting of Shareholders

This Proxy Statement is being furnished to our shareholders in connection with the solicitation of proxies by our Board of Directors for use at our 2023 Annual Meeting of Shareholders.

LOGISTICS

DATE AND TIME
March 29, 2023
at 10:00 a.m.

Jefferies virtual Annual Meeting of Shareholders may be accessed using the following link:
www.virtualshareholdermeeting.com/JEF2023.

PURPOSE OF MEETING

	PROPOSAL	VOTE REQUIRED TO ELECT OR APPROVE	BOARD RECOMMENDATION	PAGE REFERENCE
1	**ELECTION OF DIRECTORS**	Majority of the votes cast	✔ **FOR** each nominee	9
2	**ADVISORY VOTE ON 2022 EXECUTIVE-COMPENSATION PROGRAM**	Majority of the votes cast	✔ **FOR**	38
3	**ADVISORY VOTE ON FREQUENCY OF EXECUTIVE-COMPENSATION PROGRAM VOTE**	Majority of the votes cast	✔ **1 YEAR**	63
4	**RATIFICATION OF INDEPENDENT AUDITORS**	Majority of the votes cast	✔ **FOR**	64

Consider other matters that properly come before the meeting.

OTHER IMPORTANT INFORMATION

Shareholders should read Important Information for Our Shareholders beginning on page 71 for additional information, including ways for you to vote prior to the meeting.

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may vote your shares without attending the Annual Meeting. Voting instructions are outlined in the Notice of Internet Availability of Proxy Materials and on your proxy card.

**BY INTERNET
(24 hours a day):**
proxyvote.com

**BY TELEPHONE
(24 hours a day):
1-800-690-6903**

BY MAIL:
If you are a shareholder of record: Return a properly executed and dated proxy card in the provided pre-paid envelope

If you hold your shares in street name: Return a properly executed and dated voting instruction form by mail, depending upon the method(s) your bank, brokerage firm, broker-dealer or other similar organization makes available

Generally, the deadline for voting by telephone or using the internet is 11:59 p.m. EDT on Tuesday, March 28, 2023. Please read Important Information for Our Shareholders on page 71 for other voting deadlines.

At the virtual Annual Meeting, shareholders will be able to listen to the meeting live and vote. To be admitted to the Annual Meeting at **www.virtualshareholdermeeting.com/JEF2023**, you must enter the 16-digit control number available on your proxy card if you are a shareholder of record or included in your voting instruction card and voting instructions you received from your broker, bank or other institution. Although you may vote online during the virtual Annual Meeting, we encourage you to vote via the Internet, by telephone or by mail as outlined in the Notice of Internet Availability of Proxy Materials or on your proxy card to ensure that your shares are represented and voted.

A technical support line will be available on the meeting website for any questions on how to participate in the Annual Meeting or if you encounter any difficulties accessing the virtual meeting.

The meeting webcast will begin promptly at 10:00 a.m., New York City time, on Wednesday, March 29, 2023, and we encourage you to access the meeting prior to the start time.

Shareholders will be able to ask questions through the virtual meeting website during the meeting. Questions may be submitted during the virtual Annual Meeting through **www.virtualshareholdermeeting.com/JEF2023**. The Company will answer appropriate questions during the virtual Annual Meeting.

Proxy Summary



PROPOSAL 1

Election of Directors

THE BOARD RECOMMENDS A VOTE FOR EACH OF THE DIRECTOR NOMINEES



See page 9

- Our directors are elected at each annual meeting of shareholders and hold office for a one-year term.
- The Nominating and Corporate Governance Committee considers and chooses nominees for our Board with a primary goal of presenting a diverse slate of candidates who will serve the Board, its Committees, Jefferies and our shareholders.
- 42% of our Board (and 56% of our independent directors) are diverse.

Our Director Nominees

			Jefferies Committees				
Name and Age	**Tenure**	**Other Public Directorships (Non-Portfolio)**	**A**	**C**	**ESG/DEI**	**NCG**	**RLO**
Linda L. Adamany, 70 **Lead Independent Director**	**2014**	**Coeur Mining Inc.** **BlackRock Institutional Trust Company** **Vitesse Energy, Inc.**	○		○	●	
Barry J. Alperin, 82 **Independent**	**2018**	**None**	○	○	●	○	
Robert D. Beyer, 63 **Independent**	**2013**	**LiveVox Holdings, Inc.**		●			○
Matrice Ellis Kirk, 61 **Independent**	**2021**	**None**			○	○	○
Brian P. Friedman, 67 **President**	**2013**	**Vitesse Energy, Inc.**					
MaryAnne Gilmartin, 58 **Independent**	**2018**	**None**		○	○	○	○
Richard B. Handler, 61 **Chief Executive Officer**	**2013**	**Landcadia Holdings IV, Inc.**					
Thomas W. Jones, 73 **Independent**	**2022**	**Assured Guaranty, Ltd.**	○		○	○	●
Jacob M. Katz, 70 **Independent**	**2018**	**None**	●		○		○
Michael T. O'Kane, 77 **Independent**	**2013**	**None**		○		○	
Joseph S. Steinberg, 79 **Chairman of the Board**	**1978**	**Crimson Wine Group Ltd.,** **Vitesse Energy, Inc.**					
Melissa V. Weiler, 58 **Independent**	**2021**	**Owl Rock Capital Corporation**	○	○			○

A Audit
C Compensation
ESG/DEI ESG, Diversity, Equity & Inclusion
NCG Nominating and Corporate Governance
RLO Risk and Liquidity Oversight
○ Member
● Chair

Our Board made several changes to refresh our committee membership after fiscal 2022 year end, as described on page 27.

Board of Directors Skills and Experience



Audit & Financial Expertise	Corporate Strategy & Business Development	Corporate Governance
Ethics/Social Responsibility Oversight	Financial Services	International Business & Operations
Executive Leadership & Management	Mergers & Acquisitions	Private Equity
Risk Oversight	Expertise in Portfolio Company Related Industry	

DIRECTORS BY TENURE

6 of 12

Directors added in last five years

AVERAGE TENURE

0-3 years
4-7 years
>7 years

DIRECTOR DIVERSITY

5 of 12

DIRECTOR NOMINEES ARE GENDER OR ETHNICALLY DIVERSE (5 OF 9, OR 56%, OF INDEPENDENT DIRECTORS ARE DIVERSE)

42% diverse

DIRECTORS BY AGE

~68.3 years

AVERAGE AGE

25% 76 and older
17% 55-60
33% 61-67
25% 68-75

Corporate Governance Ongoing Practices

Independent Lead Director

Majority Voting

Board Refreshment

Clawback Policy

Prohibition on Hedging

Independent Compensation Consultant

Board Committee Dedicated to ESG and DEI

Shareholder Proxy Access

Individual Director and Board Assessments

Robust CEO and President Stock Ownership Guidelines

Minimum Holding Periods of Vested Equity

CEO and President Evaluations

Corporate Social Responsibility Principles

Shareholder Engagement

Robust Director Stock Ownership Guidelines

<table>
<tr><td>PROPOSAL

2</td></tr>
</table>

Advisory Vote on 2022 Executive-Compensation Program

 **THE BOARD RECOMMENDS A VOTE FOR THE 2022 EXECUTIVE-COMPENSATION PROGRAM**

 See page 38

We are requesting that shareholders indicate their approval of our executive-compensation program, as described in the compensation tables, narrative discussion, and the Compensation Discussion and Analysis beginning on page 39 of this Proxy Statement. While the vote is non-binding and advisory in nature, it will be given careful consideration by us, the Compensation Committee, and our Board of Directors.

PROPOSAL 3

Advisory Vote on Frequency of Executive-Compensation Program Vote

 **THE BOARD RECOMMENDS A VOTE FOR "EVERY YEAR," ON AN ADVISORY BASIS, ON THE FREQUENCY VOTE TO APPROVE OUR EXECUTIVE-COMPENSATION PROGRAM**

 See page 63

With respect to the advisory proposal on the frequency of holding future advisory votes on the compensation of our named executive officers, you may vote for "1 Year," "2 Years" or "3 Years" or mark your proxy "Abstain." We will consider shareholders to have expressed a non-binding preference for the frequency that receives the highest number of favorable votes.

While our Board of Directors intends to carefully consider the shareholder vote resulting from the proposal, the final vote will not be binding on us and is advisory in nature.

PROPOSAL 4

Ratification of Independent Auditors

 **THE BOARD RECOMMENDS A VOTE FOR THE RATIFICATION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT AUDITORS**

 See page 64

The Audit Committee selected Deloitte & Touche LLP as our independent auditors for 2023.

This proposal is being submitted to shareholders because we believe that this action follows sound corporate practice and is in the best interests of our shareholders.

While our Audit Committee intends to carefully consider the shareholder vote resulting from the proposal, the final vote will not be binding on us and is advisory in nature.

Table of Contents

Corporate Governance Matters

PROPOSAL

1

Election of Directors

 **THE BOARD RECOMMENDS A VOTE FOR EACH OF THE DIRECTOR NOMINEES**

Our directors are elected at each annual meeting of shareholders and hold office for a one-year term. Our Nominating and Corporate Governance Committee considers and chooses nominees for our Board with a primary goal of presenting a diverse slate of candidates who will serve the Board, its Committees, Jefferies and our shareholders, taking into account the attributes of each candidate's professional skillset and credentials, as well as gender, age, ethnicity and personal background. In evaluating nominees, the Nominating and Corporate Governance Committee reviews each candidate's background and assesses each candidate's independence, skills, experience and expertise based upon myriad factors, including the candidate's individual director assessment. Directors should have the highest professional and personal ethics, integrity and character that conform to our standards. Directors should also have experience at the governance and policy-making level in their respective fields. The Nominating and Corporate Governance Committee will consider whether a candidate for director has a proven professional background that displays the ability to make important judgments as Board members. The Committee also determines whether a candidate's skills and experience complement existing Board members' skills and experience.

As illustrated by their biographies and highlighted in the chart on the next page, each of our directors was chosen because his or her background provides each director with the experience and skillset geared toward helping us succeed. Our directors bring to us myriad expertise and backgrounds: strong executive operating experience; expertise in the financial services sector; accounting expertise; broad experience in such diverse sectors as oil and gas, mining, investment management, retail food, real estate, private equity, communications, media, government and international banking, among others; and a meaningful commitment to community and public service. That wealth of knowledge and experience is ideally suited to our diverse financial services platforms.

Unless otherwise directed, proxies will be voted for our 12 nominees and, if a nominee becomes unavailable for election, for the substitute nominee as proposed by our Board of Directors.

Board of Directors Skills and Experience

We believe these skills and experience, which we describe below, allow our directors to provide sound and prudent guidance and effective oversight of the Company.



100%
Executive Leadership & Management
Executive management experience that provides insight into and practical understanding of driving and managing change and growth within a large and complex organization.



83%
Audit & Financial Expertise
Experience in finance and financial reporting that enables a high level of sophistication in evaluating our performance based on our key financial metrics and financial reporting.



83%
Private Equity
Knowledge or experience that provides insight into the Board's analyses of financing considerations. Investment oversight and potential business opportunities in private equity.



100%
Risk Oversight
Experience in identifying, managing and/or mitigating risk, including one or more of our major risk exposures, including cybersecurity, climate-related, investment, capital or reputational risk.



83%
Expertise in Portfolio Company Related Industry
First-hand business knowledge and understanding of portfolio company management and investment strategies.



92%
Corporate Strategy & Business Development
Strategic planning/execution and business development experience that provides insight into developing and implementing strategies for enhancing our business and navigating challenges.



75%
Mergers & Acquisitions
Experience in analyzing proposed M&A transactions and valuations, their alignment with corporate strategies and integration planning.



100%
Financial Services
Experience in the financial services industry or asset management that provides perspective on issues specific to our business, operations and strategy.



92%
Ethics/Social Responsibility Oversight
Knowledge or experience that contributes to the Board's understanding of one or more ESG or DEI matters, such as climate, community and human capital issues.



100%
Corporate Governance
Experience on public company boards that provides knowledge of corporate governance practices and policies, and an appreciation of how they can impact the Company.



67%
International Business & Operations
Global business or international experience that provides perspective on our cross-border operations and enables the oversight of our global strategic initiatives.

Biographies of Directors



Linda L. Adamany

INDEPENDENT LEAD DIRECTOR

Director since 2014

COMMITTEES

- Audit
- ESG/DEI
- Nominating and Corporate Governance (Chair)

RELEVANT SKILLS

- Audit & Financial Expertise
- Corporate Strategy & Business Development
- Corporate Governance
- Ethics/Social Responsibility Oversight
- Financial Services
- International Business & Operations
- Executive Leadership & Management
- Mergers & Acquisitions
- Private Equity
- Risk Oversight
- Expertise in Portfolio Company Related Industry

KEY QUALIFICATIONS

Ms. Adamany's financial and operating executive experience in multiple industries, as well as her diverse experience serving on various boards, provides us with wise counsel and the perspective of an experienced leader. Ms. Adamany has served as a director of Jefferies since 2014, and has been a director of Jefferies International Limited (our U.K. business) since March 2021. Ms. Adamany is our Independent Lead Director, Chairs the Nominating and Corporate Governance Committee, and serves as a member of the Audit, and ESG/DEI Committees. She also serves as a director and member of the Audit, Nominations, and Risk Committees, and as Chair of the Remuneration Committee of Jefferies International Limited. Ms. Adamany's additional experience serving on the boards of directors and committees of other public companies, including an ethics committee and audit committee as chair, as well as previous compensation and corporate governance committees experience, qualifies her for service on our Board.

PROFESSIONAL HIGHLIGHTS

Ms. Adamany served in several capacities at BP plc from 1980 until her retirement in August 2007, including from April 2005 until August 2007 as a member of the five-person Refining & Marketing Executive Committee responsible for overseeing the day-to-day operations and human resources management of BP plc's Refining and Marketing business segment. She also served as Executive Assistant to the Group Chief Executive from October 2002 until March 2005 and as Chief Executive of BP Shipping from October 1999 until September 2002.

OTHER ENGAGEMENTS

Ms. Adamany has served as a director of Coeur Mining Inc. since March 2013 and is a member of the Environmental, Health, Safety and Social Responsibility Committee and Chair of the Audit Committee. Coeur Mining Inc. is the largest U.S.-based primary silver and gold producer and is listed on the NYSE. Ms. Adamany also has served as a director of BlackRock Institutional Trust Company, N.A. since March 2018, where she serves as a member of their Audit and Risk Committees. Ms. Adamany serves as a director of Vitesse Energy, Inc. which was spun off to our shareholders in January 2023. Ms. Adamany serves on Vitesse's Audit, Compensation (Chair) and Nominating, Governance and Environmental and Social Responsibility Committees. From October 2017 through April 2019, Ms. Adamany also served as a director and member of both the Audit Committee and the Safety, Assurance and Business Ethics Committee of Wood plc, a global leader in the delivery of project, engineering and technical services to energy and industrial markets, listed on the London Stock Exchange, following its acquisition of AMEC Foster Wheeler plc. Prior to that time, from October 2012 until October 2017, Ms. Adamany served as a member of the board of directors of AMEC Foster Wheeler plc, and chaired the Health, Safety, Environmental and Reputation Committee and served as a member of the Audit, Nominations & Governance, and Compensation Committees. Ms. Adamany served as a member of the board of directors of National Grid plc from October 2006 until October 2012.

EDUCATION

Ms. Adamany is a C.P.A. and holds a B.S. in Business Administration with a major in Accounting, *magna cum laude*, from John Carroll University.



Barry J. Alperin

INDEPENDENT DIRECTOR

Director since 2018

COMMITTEES

- Audit
- Compensation
- ESG/DEI (Chair)
- Nominating and Corporate Governance

RELEVANT SKILLS

- Audit & Financial Expertise
- Corporate Strategy & Business Development
- Corporate Governance
- Ethics/Social Responsibility Oversight
- Financial Services
- International Business & Operations
- Executive Leadership & Management
- Mergers & Acquisitions
- Private Equity
- Risk Oversight
- Expertise in Portfolio Company Related Industry

KEY QUALIFICATIONS

Mr. Alperin's tenure as a director of Jefferies since 2018, and as a director of Jefferies Group from December 2013 until its merger with Jefferies in November 2022, provides us with continued and solid experience in the oversight of our financial services businesses. His broad experience in financial transactions, including corporate mergers and acquisitions, provides additional board oversight to our Investment Banking and Merchant Banking platforms. His experience serving on the boards of directors and committees of both public and private companies qualifies him for service on our Board.

PROFESSIONAL HIGHLIGHTS

Mr. Alperin served as Vice Chairman of Hasbro, Inc. from 1990 through 1995, as Co-Chief Operating Officer of Hasbro from 1989 through 1990 and as Senior Vice President or Executive Vice President of Hasbro from 1985 through 1989. He was a director of Hasbro from 1985 through 1996.

Prior to joining Hasbro, Mr. Alperin practiced law in New York City for 20 years, advising on corporate, public and private financial transactions, corporate mergers and acquisitions, compensation issues and securities law matters.

OTHER ENGAGEMENTS

Mr. Alperin served as a director of Henry Schein, Inc. from 1996 until May 2022. During his tenure at Henry Schein, he served on its Audit Committee, the Nominating and Governance Committee, and as Chair of the Compensation Committee. Mr. Alperin also served as a director of a privately held marine construction corporation, Weeks Marine, Inc. until its sale in January 2023. Mr. Alperin was also a director of Fiesta Restaurant Group from July 2012 through April 2019.

Mr. Alperin serves as a trustee and member of the Executive Committee of The Caramoor Center for Music and the Arts, President Emeritus and a Life Trustee of The Jewish Museum in New York City and is a past President of the New York Chapter of the American Jewish Committee, where he also served as Chairman of the Audit Committee of the national organization. Mr. Alperin also formerly served as Chairman of the Board of Advisors of the Tucker Foundation at Dartmouth College, was President of the Board of the Stanley Isaacs Neighborhood Center in New York City, was a trustee of the Hasbro Children's Foundation, was President of the Toy Industry Association and was a member of the Columbia University Medical School Health Sciences Advisory Council.

EDUCATION

Mr. Alperin received a B.A. in Economics, *magna cum laude,* from Dartmouth College, an M.B.A., *with high distinction,* from the Amos Tuck School of Business and a J.D., cum laude, from Harvard Law School



Robert D. Beyer

INDEPENDENT DIRECTOR

Director since 2013

COMMITTEES

- Compensation (Chair)
- Risk and Liquidity Oversight

RELEVANT SKILLS

- Audit & Financial Expertise
- Corporate Strategy & Business Development
- Corporate Governance
- Ethics/Social Responsibility Oversight
- Financial Services
- International Business & Operations
- Executive Leadership & Management
- Mergers & Acquisitions
- Private Equity
- Risk Oversight
- Expertise in Portfolio Company Related Industry

KEY QUALIFICATIONS

Mr. Beyer's leadership experience, particularly in risk oversight of financial services businesses, is valuable to our financial services focus and, in particular, Jefferies' Investment Banking platform. His additional experience as a director of Jefferies Group since November 2018 until its merger with Jefferies in November 2022, as well as serving on the boards of directors and committees of other public and private companies, including Audit, Compensation and Corporate Governance Committees, qualifies him for service on our Board.

PROFESSIONAL HIGHLIGHTS

Mr. Beyer is Chairman of Chaparal Investments LLC, a private investment firm and holding company. He was Executive Chairman of Crescent Acquisition Corp, a special-purpose acquisition company, until its merger with LiveVox Holdings, Inc. in 2021. From 2005 to 2009, Mr. Beyer served as Chief Executive Officer of The TCW Group, Inc., a global investment management firm. Mr. Beyer previously served as President and Chief Investment Officer from 2000 until 2005 of Trust Company of the West, the principal operating subsidiary of TCW.

OTHER ENGAGEMENTS

Mr. Beyer is a director of LiveVox Holdings, Inc., a NASDAQ listed company, and serves on the Audit and Nominating and Corporate Governance Committees. He also serves on the boards of the University of Southern California, the Harvard-Westlake School and the Milwaukee Brewers Baseball Club. Mr. Beyer formerly served as a director of The Kroger Co. from 1999 to 2019 and of The Allstate Corporation from 2006 to 2016, each NYSE listed companies. Mr. Beyer was also formerly a director of Société Générale Asset Management, S.A. and its subsidiary, The TCW Group, Inc.

EDUCATION

Mr. Beyer received an M.B.A. from the UCLA Anderson School of Management and a B.S. from the University of Southern California.



Matrice Ellis Kirk

INDEPENDENT DIRECTOR

Director since 2021

COMMITTEES

- ESG/DEI
- Nominating and Corporate Governance
- Risk and Liquidity Oversight

RELEVANT SKILLS

- Corporate Strategy & Business Development
- Corporate Governance
- Ethics/Social Responsibility Oversight
- Financial Services
- Executive Leadership & Management
- Risk Oversight

KEY QUALIFICATIONS

Ms. Ellis Kirk has extensive experience in the executive search and human capital industry and has a proven commitment to governance and successful team-building. Her experience serving on the boards of directors of a diverse set of companies and community organizations qualifies her for service on our Board.

PROFESSIONAL HIGHLIGHTS

Ms. Ellis Kirk is the CEO of Ellis Kirk Group, a full service executive search firm, focusing on governance, succession and building leadership teams. Ms. Ellis Kirk was a Managing Director and a member of the Executive Committee at RSR Partners executive search firm from 2014 to 2021. Previously she was with the international executive search firm, Heidrick & Struggles, from 1999 to 2014. From 1996 to 1999, Ms. Ellis Kirk was a director of Spencer Stuart, an executive search firm. Prior to her career in search, Ms. Ellis Kirk was a Vice President of Apex Securities, an investment banking firm, from 1992 to 1996. From 1986 to 1992, she was Director of the Office of Management and Budget for Dallas Area Rapid Transit, a regional transit agency, and prior to that, from 1982 to 1986, she held several positions with MBank Dallas, the predecessor of the Dallas office of JPMorgan Chase Bank.

OTHER ENGAGEMENTS

Ms. Ellis Kirk is the Chair Emeritus of the AT&T Performing Arts Center. She served as the Dallas City Council appointed board Chair of the DFW Airport Authority until March 2022 and resigned from the board in January 2023.

Ms. Ellis Kirk served as a director of ACE Cash Express from December 2005 until October 2006 when ACE Cash Express was acquired by JLL Partners. Ms. Ellis Kirk also served as a director of Chancellor Media, which later became AMFM, Inc., from 1996 until October 1999 when it was acquired by Clear Channel.

EDUCATION

Ms. Ellis Kirk graduated from the University of Pennsylvania with a degree in Economics.



Brian P. Friedman

PRESIDENT

Director since 2013

COMMITTEES

• None

RELEVANT SKILLS

• Audit & Financial Expertise
• Corporate Strategy & Business Development
• Corporate Governance
• Ethics/Social Responsibility Oversight
• Financial Services
• Executive Leadership & Management
• Mergers & Acquisitions
• Private Equity
• Risk Oversight
• International Business & Operations
• Expertise in Portfolio Company Related Industry

KEY QUALIFICATIONS

As our President for ten years and a long-standing executive officer of Jefferies Group, Mr. Friedman brings managerial, strategic, transactional and investing experience in a broad range of businesses and, most significantly, in financial services. His additional extensive experience serving on the boards of directors of both public and private companies qualifies him for service on our Board.

PROFESSIONAL HIGHLIGHTS

Mr. Friedman has served as a director and our President since March 2013 and served as a director and executive officer of Jefferies Group since July 2005 until its merger with Jefferies in November 2022. Since 1997, Mr. Friedman has also served as President of Jefferies Capital Partners (formerly, FS Private Investments), a private equity fund management company controlled by Mr. Friedman in which we have an ownership interest, and that is in the process of completing the wind down of its last legacy fund. Mr. Friedman was previously employed by Furman Selz LLC and its successors, including serving as Head of Investment Banking and a member of its Management and Operating Committees. Prior to his seventeen years with Furman Selz and its successors, Mr. Friedman was an attorney with Wachtell, Lipton, Rosen & Katz.

STOCK OWNERSHIP

Since becoming an executive officer of Jefferies Group and as President of Jefferies Financial Group, approximately 74% of Mr. Friedman's compensation has consisted of non-cash, equity related securities vesting over three to five years. Pro forma for all earned and unearned deferred shares and options, and assuming that performance goals relating to performance-based awards are achieved at target levels, Mr. Friedman would own 10,256,478 shares, representing approximately 4.3% of our outstanding shares.

OTHER ENGAGEMENTS

Mr. Friedman serves as a director of Vitesse Energy, Inc. which was spun off to our shareholders in January 2023. As a result of his historic management of various private equity funds and the significant equity positions those funds held in their portfolio companies, Mr. Friedman served on a large number of boards of directors of such private and public portfolio companies. Mr. Friedman also served as our representative on the board of Fiesta Restaurant Group from 2012 through April 2021 and served as a board member of HomeFed Corporation from 2014 to July 2019.

Mr. Friedman is also engaged in a range of philanthropic efforts personally and through his family foundation, and serves as the Co-Chairman of the Board of Strive International, a workforce training effort, and a Board Member of the HC Leukemia Foundation.

Mr. Friedman also serves as the Co-Chair of the Global Diversity Council at Jefferies.

EDUCATION

Mr. Friedman received a J.D. from Columbia Law School and a B.S. in Economics, *summa cum laude*, and M.S. in Accounting from The Wharton School, University of Pennsylvania.



MaryAnne Gilmartin

INDEPENDENT DIRECTOR

Director since 2018

COMMITTEES

- Compensation
- ESG/DEI
- Nominating and Corporate Governance
- Risk and Liquidity Oversight

RELEVANT SKILLS

- Corporate Strategy & Business Development
- Corporate Governance
- Ethics/Social Responsibility Oversight
- Financial Services
- Executive Leadership & Management
- Risk Oversight
- Expertise in Portfolio Company Related Industry

KEY QUALIFICATIONS

Ms. Gilmartin's tenure as a director since 2018, and as a director of Jefferies Group from March 2015 until its merger with Jefferies in November 2022, provides us with continued oversight of our financial services businesses. Her broad executive management experience, consulting roles and entrepreneurial spirit complement our Board and provides additional oversight to our Merchant Banking efforts.

PROFESSIONAL HIGHLIGHTS

Ms. Gilmartin is the Founder and Chief Executive Officer of MAG Partners LP, a New York-based real estate development company she founded in 2020. Prior to founding MAG Partners, Ms. Gilmartin was Co-Founder and Chief Executive Officer of L&L MAG, a New York-based real estate development firm. After a successful two-year partnership with L&L MAG, Ms. Gilmartin spun out of L&L MAG to launch MAG Partners. The company is currently developing a 480-unit residential building in Chelsea, designed by acclaimed architecture firm COOKFOX. Most recently, Ms. Gilmartin also served as interim Chief Executive Officer and Chair of the Board of Directors of Mack-Cali Realty Corporation. She was on the board of directors for the company from June 2019 to June 2021.

Previously, Ms. Gilmartin was the Chief Executive Officer and President of Forest City Ratner Companies, LLC, a subsidiary of Forest City Realty Trust, Inc. (formerly, Forest City Enterprises, Inc.) from April 17, 2013 until January 2018. Ms. Gilmartin served as an Executive Vice President of Commercial Development and Leasing of Forest City Ratner Companies, LLC until April 17, 2013 and co-managed the Commercial Development division. During her tenure, Ms. Gilmartin led the efforts to build Barclays Center, the state-of-the-art sports and entertainment venue and the centerpiece of the $4.9 billion, 22-acre mixed-use Pacific Park Brooklyn development. Ms. Gilmartin oversaw the development of The New York Times Building; New York by Gehry; and the Tata Innovation Center at Cornell Tech. Additionally, Ms. Gilmartin directed the leasing of Forest City Ratner's five million square foot commercial portfolio at MetroTech Center in Brooklyn, New York.

OTHER ENGAGEMENTS

Ms. Gilmartin serves as Chair Emeritus of the Downtown Brooklyn Partnership, member of the Executive Committee of The Brooklyn Academy of Music, member of the New York Public Radio Board of Trustees, member of the Executive Committee and Board of Governors of The Real Estate Board of New York, and part of the Industry Advisory Board of the MS Real Estate Development Program at Columbia University.

EDUCATION

Ms. Gilmartin graduated with a B.A. in Political Science, *summa cum laude,* and a Master of Public Administration, both from Fordham University



Richard B. Handler

CHIEF EXECUTIVE OFFICER

Director since 2013

COMMITTEES

• None

RELEVANT SKILLS

• Audit & Financial Expertise
• Corporate Strategy & Business Development
• Corporate Governance
• Ethics/Social Responsibility Oversight
• Financial Services
• International Business & Operations
• Executive Leadership & Management
• Mergers & Acquisitions
• Private Equity
• Risk Oversight
• Expertise in Portfolio Company Related Industry

KEY QUALIFICATIONS

Having served as Jefferies Group's CEO for over 21 years and Jefferies' CEO for the past ten years, Mr. Handler has the managerial and investing experience vital to leading all our businesses. His extensive experience leading our and Jefferies Group's Boards and his years of managerial leadership qualify him for service on our Board.

PROFESSIONAL HIGHLIGHTS

Mr. Handler was with Jefferies Group since 1990 and served as its Chief Executive Officer since 2001 and Chairman since 2002, making him the longest serving CEO on Wall Street. Mr. Handler has served as a director and as Chief Executive Officer of Jefferies since 2013. Prior to Jefferies, Mr. Handler worked at Drexel Burnham Lambert in the High Yield Bond Department.

STOCK OWNERSHIP

Since becoming CEO of Jefferies Group and as CEO of Jefferies, approximately 70% of Mr. Handler's compensation has consisted of non-cash, equity-related securities vesting over three to five years. Aside from charitable donations and tax-related sales, Mr. Handler has never sold any of his Jefferies shares. Including all earned and unearned deferred shares and options, and assuming that performance goals relating to performance-based awards are achieved at target levels, Mr. Handler currently owns 20,466,109 shares, representing approximately 8.4% of our outstanding shares.

OTHER ENGAGEMENTS

Mr. Handler is a Director, Co-Chairman and President of Landcadia Holdings IV, Inc., a publicly listed special purpose acquisition company sponsored by us and Fertitta Entertainment, Inc., and he previously served as a Director, Co-Chairman and President of Landcadia Holdings, Inc., from 2016 to 2018, Director, Co-Chairman and President of Landcadia Holdings II, Inc., from 2019 to 2020, and a Director, Co-Chairman and President of Landcadia Holdings III, Inc. from 2020 to 2021.

Mr. Handler is Chairman and CEO of the Handler Family Foundation, a non-profit organization that focuses on many philanthropic areas, including providing four-year all-inclusive fully-paid college educations each year to 15 of the most talented and deserving students coming from challenging backgrounds and circumstances. The Foundation also works to protect the environment by protecting endangered species, primarily endangered wolves.

Mr. Handler also serves as Co-Chair of the Global Diversity Council at Jefferies.

EDUCATION

Mr. Handler received an M.B.A. from Stanford University in 1987 and a B.A. in Economics (*magna cum laude,* High Distinction) from the University of Rochester in 1983 where he now serves as Chairman of the Board of Trustees.



Thomas W. Jones

INDEPENDENT DIRECTOR

Director since 2022

COMMITTEES

- Audit
- ESG/DEI
- Nominating and Corporate Governance
- Risk and Liquidity Oversight (Chair)

RELEVANT SKILLS

- Audit & Financial Expertise
- Corporate Strategy & Business Development
- Corporate Governance
- Ethics/Social Responsibility Oversight
- Financial Services
- International Business & Operations
- Executive Leadership & Management
- Mergers & Acquisitions
- Private Equity
- Risk Oversight

KEY QUALIFICATIONS

Mr. Jones has a proven track record as a business leader with significant background in the financial services industry. His experience in senior leadership positions along with serving on the boards of directors of private and public companies, as well as educational institutions, qualifies him for service on our Board.

PROFESSIONAL HIGHLIGHTS

Mr. Jones is Founder and Senior Partner of TWJ Capital, an investment firm. Mr. Jones is former Chairman and Chief Executive Officer of Global Investment Management at Citigroup, and former Chairman and Chief Executive Officer of Citigroup Asset Management with approximately $500 billion assets under management. Mr. Jones was appointed asset management CEO in August 1997, and sector CEO in August 1999, and continued in that capacity until October 2004. This business sector included Citigroup Asset Management, Citigroup Alternative Investments, Citigroup Private Bank, and Traveler's Life & Annuity.

Prior to joining Citigroup, Mr. Jones was Vice Chairman and Director of TIAA-CREF since 1995, President and Chief Operating Officer from 1993 to 1997, and Executive Vice President and Chief Financial Officer from 1989 to 1993. Mr. Jones was Senior Vice President and Treasurer and other positions with John Hancock Mutual Life Insurance Company from 1982 to 1989, and spent the previous eleven years in public accounting and management consulting primarily with "Big 8" public accounting firm Arthur Young & Company (predecessor firm to Ernst & Young). Mr. Jones is a Certified Public Accountant.

OTHER ENGAGEMENTS

Mr. Jones is a Director of Assured Guaranty Ltd. and serves on their Audit, Compensation (Chair), and Nominating and Corporate Governance Committees. Mr. Jones is Trustee Emeritus of Cornell University. Past board positions include Vice Chairman of Federal Reserve Bank of New York, and director of Altria Group, Freddie Mac, Fox Entertainment Group, Travelers Group, Pepsi Bottling Group, TIAA-CREF, Eastern Enterprises, Thomas & Betts Corporation, Howard University, Investment Company Institute, and Economic Club of New York.

EDUCATION

Mr. Jones holds a Bachelor of Arts and Masters of Science degrees from Cornell University, and a Masters of Business Administration degree from Boston University. Mr. Jones has been awarded honorary doctoral degrees by Howard University, Pepperdine University, and College of New Rochelle.



Jacob M. Katz

INDEPENDENT DIRECTOR

Director since 2018

COMMITTEES

- Audit (Chair)
- ESG/DEI
- Risk and Liquidity Oversight

RELEVANT SKILLS

- Audit & Financial Expertise
- Corporate Strategy & Business Development
- Corporate Governance
- Ethics/Social Responsibility Oversight
- Financial Services
- International Business & Operations
- Executive Leadership & Management
- Mergers & Acquisitions
- Private Equity
- Risk Oversight
- Expertise in Portfolio Company Related Industry

KEY QUALIFICATIONS

Mr. Katz, a director of Jefferies since 2018, and Jefferies Group from September 2016 until its merger with Jefferies in November 2022, and a director of Jefferies International Limited (our U.K. business) since November 2017, brings broad and extensive oversight to our financial services business as a result of his executive management and leadership skills gained as the national managing partner and global leader of a financial accounting firm as well as his extensive financial knowledge and experience. His additional experience serving on the boards of directors and committees of both public and private companies, including audit committees and a finance committee qualifies him for service on our Board.

PROFESSIONAL HIGHLIGHTS

Mr. Katz was the national managing partner and global leader of financial services at Grant Thornton LLP, a member firm of one of the world's leading organizations of independent audit, tax and advisory firms, from 2013 until his retirement in July 2016. Mr. Katz was employed by Grant Thornton for nearly 40 years, during which time he led Grant Thornton's financial services practice for approximately 20 years. He held various other leadership roles at Grant Thornton, including as the Northeast region managing partner from 2010 to 2013, as the New York office managing partner from 2003 to 2013 and as a member of the firm's partnership board from 1999 to 2012, holding the title of chairman of the board for much of that time.

OTHER ENGAGEMENTS

Mr. Katz Chairs the Risk Committee and also serves as a member of the Audit, Nominations and Remuneration Committees of Jefferies International Limited. He served on the board of Herc Holdings Inc., a NYSE listed equipment rental supplier for five years, and was the Audit Committee Chair at the company for part of his term.

Mr. Katz is an advisor to private companies, including a Board Advisor of a data solutions and protection company, and has served on the boards of various not for profit organizations. Mr. Katz is a member of The National Association of Corporate Directors. Mr. Katz also served for a number of years on the Global Public Policy Committee (GPPC) Bank Working Group, the global forum of representatives from the six largest international accounting networks.

EDUCATION

Mr. Katz is a C.P.A. and received an M.B.A. in taxation from the City University of New York and a B.A. in accounting from Brooklyn College.



Michael T. O'Kane

INDEPENDENT DIRECTOR

Director since 2013

COMMITTEES

- Compensation
- Nominating and Corporate Governance

RELEVANT SKILLS

- Audit & Financial Expertise
- Corporate Governance
- Financial Services
- Executive Leadership & Management
- Private Equity
- Risk Oversight
- Expertise in Portfolio Company Related Industry

KEY QUALIFICATIONS

Mr. O'Kane's years as a director of Jefferies Group from January 2006 through April 2014, and again from 2018 until its merger with Jefferies in November 2022, and as a director of Jefferies since 2013, as well as his managerial and investing experience in the financial sector, particularly in the area of asset management, brings oversight to our merchant banking and financial services businesses. His additional experience serving on the boards of directors and committees of both public and private companies qualifies him for service on our Board.

PROFESSIONAL HIGHLIGHTS

From 1986 to 2004, Mr. O'Kane served in various capacities for TIAA, first as a Managing Director – Private Placements from 1986 to 1990, then as Managing Director – Structured Finance from 1990 to 1996 and finally as Senior Managing Director – Securities Division from 1996 to 2004, when he was responsible for approximately $120 billion of fixed income and $3.5 billion of private equity assets under management.

OTHER ENGAGEMENTS

Mr. O'Kane served on the Board of Directors of Assured Guaranty, until he retired in May 2022. During his tenure at Assured Guaranty, he served on its Audit Committee, as Chair of its Finance Committee and as a member of its Risk Oversight Committee. In addition, Mr. O'Kane served on the Board of Trustees of Scholarship America, a non-profit company engaged in providing scholarships for young students to attend college, from 2001 to 2006. Mr. O'Kane was also the Chief Financial Officer of Motor Coils Manufacturing Company during 1984 and 1985.

EDUCATION

Mr. O'Kane received an M.B.A. in Finance from Rutgers Graduate School of Business and an A.B. in Economics from Lafayette College.



Joseph S. Steinberg

CHAIRMAN

Director since 1978

COMMITTEES

• None

RELEVANT SKILLS

• Audit & Financial Expertise
• Corporate Strategy & Business Development
• Corporate Governance
• Ethics/Social Responsibility Oversight
• Financial Services
• International Business & Operations
• Executive Leadership & Management
• Mergers & Acquisitions
• Private Equity
• Risk Oversight
• Expertise in Portfolio Company Related Industry

KEY QUALIFICATIONS

As our Chairman and with over 40 years of executive leadership experience with us, Mr. Steinberg has the requisite managerial and investing experience necessary to continue as one of our senior executives. Mr. Steinberg served as a director of Jefferies Group from April 2008 until its merger with Jefferies in November 2022 and his extensive experience with our other portfolio companies and investments and experience on the boards of directors and committees of both public and private companies qualify him for service on our Board.

PROFESSIONAL HIGHLIGHTS

Mr. Steinberg has served as a director since December 1978, our Chairman since March 2013, and was our President from January 1979 until March 2013.

OTHER ENGAGEMENTS

Mr. Steinberg serves on the Board of Directors of Crimson Wine Group, Ltd., which was spun off to our shareholders in February 2013. Mr. Steinberg serves as a director of Vitesse Energy, Inc., which was spun off to our shareholders in January 2023. Mr. Steinberg served on the Board of Directors of Pershing Square Tontine Holdings, Ltd, a special-purpose acquisition company, from July 2020 until 2022.

Previously, he served as our representative as a board member overseeing our investments in HRG Group from 2014 to 2018, HomeFed Corporation and Spectrum Brands Holdings, Inc. through 2019 and as a director of Fidelity & Guaranty Life from 2015 to 2017.

EDUCATION

Mr. Steinberg received an M.B.A. from Harvard Business School and an A.B. in Government from New York University.



Melissa V. Weiler

INDEPENDENT DIRECTOR

Director since 2021

COMMITTEES

- Audit
- Compensation
- Risk and Liquidity Oversight

RELEVANT SKILLS

- Audit & Financial Expertise
- Corporate Strategy & Business Development
- Corporate Governance
- Ethics/Social Responsibility Oversight
- Financial Services
- Executive Leadership & Management
- Mergers & Acquisitions
- Private Equity
- Risk Oversight
- Expertise in Portfolio Company Related Industry

KEY QUALIFICATIONS

Ms. Weiler has over 30 years of experience in the credit markets and is a strategic thinker and business leader. Ms. Weiler's business background in senior management positions and experience serving on the boards of directors and committees of other public and private companies, including nominating and governance, compensation, and audit committees, qualifies her for service on our Board.

PROFESSIONAL HIGHLIGHTS

Ms. Weiler was formerly a Managing Director and a member of the Management Committee of Crescent Capital Group, a Los Angeles-based asset management firm (Crescent), where she served from January 2011 until she retired in December 2020. During that time, Ms. Weiler was responsible for the oversight of Crescent's CLO management business from July 2017 through December 2020 and managed several multi-strategy credit funds from January 2011 through June 2017. During her tenure at Crescent, she also served on the Risk Management and Diversity & Inclusion committees. From October 1995 to December 2010, Ms. Weiler was a Managing Director at Trust Company of the West, a Los Angeles-based asset management firm (TCW). At TCW, she managed several multi-strategy credit funds from July 2006 to December 2010 and served as lead portfolio manager for TCW's high-yield bond strategy from October 1995 to June 2006.

OTHER ENGAGEMENTS

Ms. Weiler serves as a director of the Board of Owl Rock Capital Corporation, an NYSE listed specialty finance company focused on providing direct lending solutions to middle market companies. Ms. Weiler is concurrently serving on the Boards of Owl Rock Capital Corporation II, Owl Rock Capital Corporation III, Owl Rock Technology Finance Corp. I and II, Owl Rock Technology Income Corp., and Owl Rock Core Income Corp. Ms. Weiler is also a member of the Nominating and Corporate Governance and Audit Committees for all seven Owl Rock boards as well as a member of the Compensation Committee for Owl Rock Capital Corporation.

Ms. Weiler is a member of the Cedars-Sinai Board of Governors and is actively involved in the global industry association 100 Women in Finance.

EDUCATION

Ms. Weiler holds a B.S. in Economics from the Wharton School at the University of Pennsylvania.

Board Skills & Experience and Demographic Matrix

SKILLS & EXPERIENCE	Linda Adamany	Barry Alperin	Robert Beyer	Matrice Ellis Kirk	Brian Friedman	MaryAnne Gilmartin	Richard Handler	Thomas Jones	Jacob Katz	Michael O'Kane	Joseph Steinberg	Melissa Weiler
Audit & Financial Expertise	●	●	●		●		●	●	●	●	●	●
Corporate Strategy & Business Development	●	●	●	●	●	●	●	●	●		●	●
Corporate Governance	●	●	●	●	●	●	●	●	●	●	●	●
Ethics/Social Responsibility Oversight	●	●	●	●	●	●	●	●	●		●	●
Financial Services (Incl. Asset Management & Investment Banking)	●	●	●	●	●	●	●	●	●	●	●	●
International Business & Operations	●	●	●		●		●	●	●		●	
Executive Leadership & Management	●	●	●	●	●	●	●	●	●	●	●	●
Mergers & Acquisitions	●	●	●		●		●	●	●	●		●
Private Equity	●	●	●		●		●	●	●	●	●	●
Risk Oversight	●	●	●	●	●	●	●	●	●	●	●	●
Expertise in Portfolio Company Related Industry	●	●	●		●	●	●		●	●	●	●
DEMOGRAPHIC BACKGROUND												
Years on Board	9	4	10	2	10	4	10	1	4	10	44	2
GENDER												
Male		●	●		●		●	●	●	●	●	
Female	●			●		●						●
AGE												
At February 5, 2023	70	82	63	61	67	58	61	73	70	77	79	58
RACE/ETHNICITY												
African American/Black				●				●				
Asian, Hawaiian, or Pacific Islander												
White/Caucasian	●	●	●		●	●	●		●	●	●	●
Hispanic/Latino												
Native American												
Other												
Number of Non-Portfolio Company Outside Public Boards	3	0	1	0	1	0	1	1	0	0	2	1

Board Diversity

We remain committed to ensuring women and minority candidates are among every pool of individuals from which new Board nominees are chosen, as well as considering diverse candidates from nontraditional venues. Our three most recent director appointments to the Board all embody diverse backgrounds.

Linda Adamany, as our Independent Lead Director and Chair of the Nominating and Corporate Governance Committee, has made clear her ongoing commitment to diversity. The Nominating and Corporate Governance Committee considers nominee candidates through:

1	2	3
Suggestions from our Board and senior management	Hiring third-party search firms as needed	Reviewing candidates proposed by shareholders in the same manner we evaluate candidates proposed by our Board or senior management

"To fulfill its purpose, the Committee shall… add women and minority candidates to each pool of individuals from which new Board nominees are chosen and consider diverse candidates from nontraditional venues."

Jefferies Nominating and Corporate Governance Committee charter

We plan to continue the progress made to date by continuing to implement our policy of recruiting diverse nominee candidates.

The Nominating and Corporate Governance Committee is committed to a policy of inclusiveness and seeks members with diverse backgrounds, an understanding of our business and a reputation for integrity. Our director refreshment over the last several years has resulted in a group of independent directors with gender and ethnic diversity, low average tenure, and significant experience. We intend to maintain and leverage those attributes as we move forward.

DIRECTOR DIVERSITY OF OUR BOARD[1]



42% diverse board

DIVERSITY OF INDEPENDENT DIRECTORS[1]



56% diverse independent directors

[1] Four female directors (including one African American) and one African American male director.



THE BOARD'S RISK OVERSIGHT

Our Board of Directors is responsible for the general oversight of all matters that affect us, including the myriad risks impacting Jefferies. Our Board fulfills its oversight role through the operations of its various committees. Our Board receives periodic reports on each committee's activities.

To increase the scope of the Board's risk oversight responsibilities, Jack Katz, the Chair of our Audit Committee, and Linda Adamany, our Lead Director and the Chair of our Nominating and Corporate Governance Committee, also serve on the Board of Jefferies International Limited to give them greater transparency and insights regarding our operations.

AUDIT COMMITTEE

The Audit Committee has responsibility for risk oversight in connection with its review of our financial reports filed with the SEC. The Audit Committee receives reports from our CFO, our internal audit department and our independent auditors in connection with the review of our quarterly and annual financial statements regarding significant financial transactions, accounting and reporting matters, internal control over financial reporting, critical accounting estimates, and management's exercise of judgment in accounting matters. When reporting on such matters, our independent auditors also provide their assessment of management's report and conclusions. The Audit Committee also reviews the audit plan, including the risk based approach to its development. Our Audit Committee receives reports from our Chief Compliance Officer in accordance with our Whistle Blower Policy. Our Audit Committee also oversees our Related Person Transaction Policy. Additionally, prior to its merger with us in November 2022, Jefferies Group's risk management team continuously monitored its various business groups, the level of risk they were taking and the efficacy of potential risk mitigation strategies and presented such information to Jefferies Group's senior management and our Board.

RISK AND LIQUIDITY OVERSIGHT COMMITTEE

Our Board's Risk and Liquidity Oversight Committee oversees our enterprise risk management. The Committee approves the risk management framework; approves the risk identification and materiality assessment framework; reviews our major risk exposures, including among others, IT, privacy, and cybersecurity risk, and the steps management has taken to monitor and control such exposures; reviews our capital, liquidity and funding against established risk methodologies; and oversees the Chief Risk Officer.

ESG/DEI COMMITTEE

Our Board's ESG, Diversity, Equity and Inclusion (ESG/DEI) Committee provides oversight and input to our management on risks, policies and strategies related to sustainability, climate change, corporate social responsibility and diversity, equity and inclusion. The Committee monitors our performance and progress against goals that are established from time to time with respect to these matters, as well as our progress against our Corporate Social Responsibility Principles. In performing this oversight role, the ESG/DEI Committee considers our continuing commitment to sustainable economic development and the impact our businesses have on the world. The ESG/DEI Committee also has oversight responsibility for our efforts to drive diversity and inclusion internally at Jefferies and externally in the communities in which we operate. Demonstrating that commitment, Mr. Alperin, the Chair of the ESG/DEI Committee personally participates in and helps drive the regularly scheduled operating-level global ESG Working Group meetings.

Board Structure

Lead Director Position and Duties

Ms. Adamany was selected by the Board as our Independent Lead Director of the Board beginning on March 28, 2022.

OUR CORPORATE GOVERNANCE GUIDELINES PROVIDES THAT OUR LEAD DIRECTOR

- ✔ Presides at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent members of the Board, and has the authority to call meetings of the independent members of the Board
- ✔ Serves as liaison between the Chairman of the Board and the independent members of the Board, and provides the Chairman of the Board, the Chief Executive Officer, and the President with feedback from executive sessions of the independent members of the Board
- ✔ Reviews and approves the information to be provided to the Board
- ✔ Reviews and approves meeting agendas and coordinates with management to develop such agendas
- ✔ Approves meeting schedules to assure there is sufficient time for discussion of all agenda items

- ✔ If requested by major shareholders, ensures that he or she is available for consultation and direct communication
- ✔ Interviews, along with the chair of the Nominating and Corporate Governance Committee, all Board candidates and makes recommendations to the Nominating and Corporate Governance Committee and the Board
- ✔ Provides input relating to the membership of various Committees of the Board and the selection of the Chairs of such Committees
- ✔ Consults with the Chairs of each Board Committee and solicits their participation in performing the duties described above
- ✔ Performs such other functions and responsibilities as requested by the Board from time to time

Director Independence

In accordance with our Corporate Governance Guidelines, available on our website, Jefferies.com, our Board of Directors undertook its annual review of director independence. During this review, our Board considered all transactions and relationships between us and each nominee for director or any member of such person's immediate family. The purpose of this review is to determine whether any relationship or transaction is considered a "material relationship" that would be inconsistent with a determination that a director is independent.

Our Board affirmatively determined that each of our non-employee director nominees is independent with respect to board service and service on each of the committees on which they sit. In making this determination, our Board reviewed the corporate governance rules of the NYSE, the principal exchange on which our shares are traded, and considered commercial, charitable, family and other relationships that directors or members of their immediate family have or have had with us. In addition, for our Audit Committee members, our Board also considered the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Our Board also considered that certain Board members share directorships on unaffiliated third-party boards, and has determined that these relationships are not material relationships and, therefore, do not affect our Board's determination of director independence.

Executive Sessions

Our independent directors meet regularly in executive session outside the presence of management. No formal Board action may be taken at any executive session. Our independent Lead Director presides over each executive session and has the authority to call such meetings.

Directors and Board Committees

Our Board has standing Audit, Compensation, ESG/DEI, Nominating and Corporate Governance, and Risk and Liquidity Oversight Committees, each of which has adopted a written charter that is available on our website at Jefferies.com.

The Board approved several changes to refresh our committee memberships after our fiscal 2022 year end. On December 1, 2022, Mr. Jones joined and now Chairs the Risk and Liquidity Oversight Committee. On January 10, 2023, Ms. Gilmartin joined the Compensation Committee, Ms. Ellis Kirk joined the Nominating and Corporate Governance Committee, Ms. Weiler joined the Risk and Liquidity Oversight Committee, and Ms. Adamany rotated off the Risk and Liquidity Oversight Committee.

Board of Directors

TWELVE MEETINGS IN FISCAL 2022

BOARD OF DIRECTORS CHAIR
Joseph S. Steinberg

2022 INDEPENDENT LEAD DIRECTOR
Linda L. Adamany

MEMBERS

Linda L. Adamany	Richard B. Handler
Barry J. Alperin	Thomas W. Jones
Robert D. Beyer	Jacob M. Katz
Matrice Ellis Kirk	Michael T. O'Kane
Brian P. Friedman	Joseph S. Steinberg
MaryAnne Gilmartin	Melissa V. Weiler

All of our directors attended at least 75% of the meetings of our Board of Directors and Committees on which they served during fiscal 2022.

All of our Board members attended our 2022 shareholder meeting, although we do not have a policy requiring director attendance.

KEY RESPONSIBILITIES

- Evaluate our performance, plans and prospects
- Supervise and direct the management of the Company in the interest and for the benefit of our shareholders
- Manage succession planning of our executives
- Designate Board committee members
- Oversee additional risks related to human capital management

Audit Committee

EIGHT MEETINGS IN FISCAL 2022

CHAIR
Jacob M. Katz

MEMBERS
Adamany, Alperin, Jones, Katz, Weiler

Our Board determined that each member of the Audit Committee, including Mr. Katz, the Chairman, is qualified as an audit committee financial expert within the meaning of regulations of the SEC, thereby satisfying the financial literacy and accounting or related financial management expertise requirements of the listing standards of the NYSE.

Our Board's Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit our financial statements. The Audit Committee has appointed Deloitte & Touche LLP (Deloitte) as our independent external auditor for fiscal 2023. This will be Deloitte's seventh consecutive year auditing us.

The Audit Committee is responsible for the audit fee negotiations associated with our retention of Deloitte. To assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent external audit firm.

In conjunction with the mandated rotation of our audit firm's lead engagement partner, the Audit Committee and its Chair are directly involved in the selection of our audit firm's new lead engagement partner.

The members of the Audit Committee and our Board believe that the retention of Deloitte to serve as our independent external auditor is in the best interests of Jefferies and our shareholders.

KEY RESPONSIBILITIES

- Oversee our financial statements, internal audit function and internal control over financial reporting
- Oversee our independent auditors and our audit, approve all services to be provided by our independent auditors and determine whether to retain or terminate our independent auditors
- Assist our Board and management with oversight of legal and regulatory compliance
- Oversee compliance with our Code of Business Practice
- Prepare the Audit Committee Report required under SEC rules
- Establish procedures for managing complaints about accounting, internal accounting controls or auditing matters
- Review and approve related person transactions

Compensation Committee

TWO MEETINGS IN FISCAL 2022

CHAIR
Robert D. Beyer

MEMBERS
Alperin, Beyer, Gilmartin, O'Kane, Weiler

Among other responsibilities, our Compensation Committee considers whether our compensation policies and practices properly reward employees for prudent risk taking. Our Compensation Committee has determined that our compensation policies and practices, and before the merger, those of Jefferies Group, are reasonably designed for the benefit of our shareholders and bondholders. Our Compensation Committee members were never employed by us nor served as an officer for us. During fiscal 2022, none of our executive officers served on any compensation committee or other board committee performing equivalent functions of another entity, one of whose executive officers was a member of our Board of Directors or a member of our Compensation Committee.

As noted later in our CD&A, after our 2022 vote results, our executive compensation plan and our response to our shareholders were the topic not only at our Committee and full Board meeting on the day of our 2022 Annual Meeting, but also at every Board meeting but one throughout the year as we decided the best path forward to address our fellow shareholders' concerns.

KEY RESPONSIBILITIES

• Set the compensation of our executive officers

• Review and approve corporate goals and objectives relevant to the compensation of our executive officers, evaluate their performance and approve their compensation payout

• Oversee senior management in establishing our general compensation philosophy, and oversee the development and implementation of executive compensation programs, including our incentive compensation plans and equity-based plans

• Oversee regulatory and legal compliance with respect to executive compensation matters

• Retain, evaluate and review the advice of the Compensation Committee's independent compensation consultant

• Prepare the Compensation Committee Report and approve the "Compensation Discussion and Analysis" on pages 39 – 61.

ESG/DEI Committee

THREE MEETINGS IN FISCAL 2022

CHAIR
Barry Alperin

MEMBERS
Adamany, Alperin, Ellis Kirk, Gilmartin, Jones, Katz

The ESG/DEI Committee oversees the environmental, social and governance matters arising from our business, as well as how Jefferies broadens its diversity in the workforce and helps to address social issues in the communities in which we operate. The Committee reviews how management takes all such matters into account as they lead our operations.

KEY RESPONSIBILITIES

- Provide oversight and input to our management on risks, policies and strategies related to sustainability, climate change, corporate social responsibility and diversity, equity and inclusion
- Consider and provide input to management on social, political and environmental trends in public policy, regulation and legislation and consider additional corporate social responsibility actions in response to such issues
- Monitor our performance and progress against goals that are established from time to time with respect to these matters
- Monitor our progress against our Corporate Social Responsibility Principles
- Oversee strategies and practices to further our corporate culture
- Provide input to the Nominating and Corporate Governance Committee regarding Board diversity initiatives
- Oversee and evaluate management's efforts to mitigate our impact on environmental and social issues
- Oversee and evaluate management's efforts to increase the diversity of the Jefferies workforce and promote an environment of inclusion, and work with outside consultants on such topics
- Oversee and evaluate management's efforts to react and respond to social issues affecting Jefferies and the communities in which we operate
- Act as a resource to Jefferies' management and employees regarding diversity, equity and inclusion matters

Nominating and Corporate Governance Committee

TWO MEETINGS IN FISCAL 2022

CHAIR
Linda L. Adamany

MEMBERS
Adamany, Alperin, Ellis Kirk, Gilmartin, Jones, O'Kane

A key function of our Nominating and Corporate Governance Committee is to assist our Board by identifying qualified Board candidates and recommending candidates to our Board who will be instrumental to our growth and success. As noted earlier, the Committee takes into consideration such factors as it deems appropriate, which may include:

- Judgment, skill, diversity, experience with businesses and other organizations of comparable size
- The interplay of the candidate's experience with the experience of other Board members
- Extent to which the candidate would be a desirable addition to our Board and its Committees
- To identify and recruit qualified candidates for the Board, the Governance and Nominating Committee has previously utilized the services of professional search firms and/or sought referrals from other members of the Board, management, stockholders and other sources. After conducting an initial evaluation of a candidate, one or more members of the Nominating and Corporate Governance Committee will interview that candidate if the committee believes the candidate might be suitable to be a director and may ask the candidate to meet with other directors and management. If the Nominating and Corporate Governance Committee believes a candidate would be a valuable addition to the Board, it will recommend to the full Board of Directors that candidate's election.
- Our Nominating and Corporate Governance Committee will review all candidates for director (including nominees for director pursuant to our proxy access bylaw) in the same manner, regardless of the source of the recommendation. Candidates recommended by our shareholders will be considered in accordance with the requirements for such recommendations. See "Important Information for our Shareholders—Shareholder Proposals and Director Nominations for 2024" for additional details.

KEY RESPONSIBILITIES
- Recommend individuals to our Board for nomination, election or appointment as members of our Board
- Oversee the evaluation and refreshment of Board
- Oversee the evaluation and succession planning of management
- Establish and oversee our corporate governance and compliance with our corporate governance guidelines
- Review and recommend to our Board any changes in director compensation

Risk and Liquidity Oversight Committee

FOUR MEETINGS IN FISCAL 2022

CHAIR
Thomas W. Jones

MEMBERS
Beyer, Ellis Kirk,
Gilmartin, Jones, Katz, Weiler

The Risk and Liquidity Oversight Committee oversees our enterprise risk management.

KEY RESPONSIBILITIES

- Oversee our enterprise risk management
- Approve risk management framework, risk appetite statement, and risk identification and materiality assessment framework
- Review our major risk exposures, including among others, cybersecurity risk, and the steps management has taken to monitor and control such exposures
- Review our capital, liquidity and funding against established risk methodologies
- Receive reports from our Chief Risk Officer and assist the Chief Executive Officer and President in overseeing this position

Board Practices, Processes and Policies

Corporate Governance Best Practices

We continuously monitor corporate governance best practices, and over the years have made enhancements to strengthen our Board's independence, ensure robust risk oversight and bolster alignment, communication and transparency with our shareholders.

ESG/DEI COMMITTEE

Our Board's ESG/DEI Oversight Committee oversees the Company's formal ESG assessment, enhancement of our ESG reporting and disclosures, and establishment of ESG roles and responsibilities. The Committee has overseen the measurement and reporting of our Scope 1, Scope 2 and certain Scope 3 emissions to inform future carbon reduction goals. In addition, the Committee oversees Jefferies' efforts to broaden its diversity in the workforce and its efforts to help address social issues outside Jefferies.

CORPORATE SOCIAL RESPONSIBILITY PRINCIPLES

We reconfirmed our commitment to social responsibility, charging management with implementing a process to evaluate our corporate conduct in light of our published Corporate Social Responsibility Principles, which can be found on www.jefferies.com.

ENTERPRISE-WIDE OVERSIGHT

The Chairs of our Audit Committee and Nominating and Corporate Governance Committee (Jack Katz and Linda Adamany) also serve on the board of Jefferies International Limited (our UK entity), serving, respectively, on the Audit, Nominations and Remuneration Committees (Katz) and the Audit, Nominations, Risk and Remuneration Committees (Adamany).

SHAREHOLDER PROXY ACCESS

Our shareholders are able to include director nominations in our annual Proxy Statement.

The features of our by-laws reflect standard market practice, including:

3% **for 3 years**

Shareholders holding 3% of our outstanding shares for 3 years may nominate candidates

20% **of the Board**

- Shareholders can aggregate up to 20 holders to meet ownership requirement
- Shareholders may nominate at least 2 candidates (or up to 20% of the size of our Board if greater)

Shareholder-submitted nominations that satisfy the requirements in our by-laws are included in our Proxy Statements

CEO AND PRESIDENT STOCK OWNERSHIP GUIDELINES

Our ownership guidelines for our CEO and President require each to accumulate an ownership position in our equity securities with a value equal to at least ten times the executive's salary.

CEO AND PRESIDENT EVALUATIONS

We maintain a performance evaluation process for our CEO and President that includes self-evaluations and evaluations by the Board and Compensation Committee.

RISK AND LIQUIDITY OVERSIGHT COMMITTEE

Our Risk and Liquidity Oversight Committee monitors major risk exposures, including, among others, investment risk, capital risk, funding risk, liquidity risk, IT, cybersecurity and privacy risk, new product and business risk, legal and regulatory risk, environmental risk and reputational risk.

MINIMUM HOLDING PERIODS OF VESTED EQUITY

We maintain holding periods requiring our CEO and President to hold at least 75% of after-tax shares until the expiration of three years after vesting or until retirement (50% of after-tax shares for all other named executive officers).

INDIVIDUAL DIRECTOR ASSESSMENTS

Our annual Board evaluation process requires individual director assessments, administered by the Chair of the Nominating and Corporate Governance Committee.

BOARD AND COMMITTEE ASSESSMENTS

The Board conducts an annual self-evaluation of its performance and the Audit, Compensation, Nominating and Corporate Governance, Risk and Liquidity Oversight, and ESG, Diversity, Equity and Inclusion Committees each conduct an annual self-evaluation on committee performance and the performance of each individual director.

APPOINTMENT OF LEAD DIRECTOR

We have a Lead Director, whose responsibilities are clearly delineated in our Corporate Governance Guidelines.

CLAWBACK POLICY

We maintain a policy allowing our Compensation Committee to claw back performance-based and discretionary awards if an underlying performance or other metric considered by the Compensation Committee in approving an award is corrected, adjusted or deemed to be false.

SHAREHOLDER ENGAGEMENT

We engage in rigorous shareholder outreach to better understand shareholder concerns and determine the best path to constructively respond to them. For more information on shareholder engagement in connection with our executive compensation program, see "Executive Compensation—Compensation Discussion and Analysis—Responding to the 2022 Say-on-Pay Vote Outcome."

MAJORITY VOTING

We require majority voting in connection with uncontested director elections and maintain a director resignation policy.

PROHIBITION ON HEDGING

We prohibit the hedging of our shares and other securities by our directors, executives and employees.

INCREASED DIRECTOR STOCK OWNERSHIP GUIDELINES

Our Corporate Governance Guidelines require each director within five years of joining our Board to accumulate an ownership position in our equity securities with a value equal to five times the director's annual cash retainer (an increase from the prior requirement of three times the director's annual cash retainer).

BOARD REFRESHMENT

We take an ongoing approach to Board refreshment, and six of our current twelve directors were added to the Board in the last five years, ensuring fresh perspectives and to provide the right set of skills and experience.

Additional information about changes to our compensation policies and practices is contained in our Compensation Discussion and Analysis section of this Proxy Statement.

Majority Voting and Director Resignation Policy

Our by-laws require that each director in an uncontested election be elected by the affirmative vote of a majority of the votes cast with respect to such director. Our Corporate Governance Guidelines include a director resignation policy, which provides that, in an uncontested election of directors, any incumbent director nominee who does not receive the affirmative vote of a majority of the votes cast is required to promptly tender his or her resignation to our Board of Directors. A director nominee will have failed to receive the affirmative vote of a majority of votes cast if the number of "against" votes in respect of such director nominee's election exceeds the number of votes "for" such director nominee's election (excluding abstentions and broker non-votes). An election is considered "uncontested" if the number of director nominees does not exceed the number of directors to be elected.

Our Board of Directors will decide, after considering the recommendation of the Nominating and Corporate Governance Committee, whether to accept or reject a tendered resignation. The nominee in question will be recused from the recommendation or decision-making process. Our Board's explanation of its decision will be publicly disclosed within 90 days from the date of publication of the election results. The Nominating and Corporate Governance Committee and our Board of Directors may consider any factor deemed appropriate during this process.

Anti-Hedging Policy

Our Insider Trading and Anti-Tipping Policy expressly prohibits hedging transactions involving our securities and those of our subsidiaries by our directors, executive officers and all other employees. We believe that hedging against losses in our securities breaks the alignment between our shareholders and our executives that equity grants are intended to build. Our anti-hedging policy also prohibits direct and indirect short selling and derivative transactions involving our securities, other than the exercise of any options or warrants issued by us to our employees or directors.

Related Person Transaction Policy and Transactions

Our Board has adopted a written policy for the review, approval and ratification of transactions that involve related persons and potential conflicts of interest. Our Related Person Transaction Policy applies to the following Related Persons: each of our directors and executive officers, any security holder who is known to own more than five percent of our shares, any immediate family member of any of the foregoing persons, any entity of which one of our directors or executive officers is a director or officer (other than when serving at our request), and any entity of which one of our Directors or executive officers has a substantial financial interest (other than through us). Under our Related Person Transaction Policy, a covered transaction includes a transaction or arrangement involving a Related Person in which we are a participant and which would require disclosure in our filings with the SEC as a transaction with a Related Person.

Under our Related Person Transaction Policy, Related Persons must disclose to the Audit Committee any potential covered transaction and must disclose all material facts with respect to such interest. All covered transactions will be reviewed by the Audit Committee and, in its discretion, approved or ratified. In determining whether to approve or ratify such a transaction, the Audit Committee will consider the relevant facts and circumstances which may include factors such as the relationship of the Related Person with us, the materiality or significance of the transaction to us and the Related Person, the business purpose and reasonableness of the transaction, whether the transaction is comparable to a transaction that could be available to us on an arm's length basis and the impact of the transaction on our business and operation.

Prior to the combination of Jefferies and Jefferies Group in 2013, Jefferies Group invested in certain private equity funds (Private Equity Funds) managed by companies controlled by Mr. Friedman and the management companies of the Private Equity Funds (Fund Managers). The Private Equity Funds have not made new investments in over nine years and are close to full liquidation. The Fund Managers serve as the investment advisers of the Private Equity Funds and have varying profit participations and other interests in those funds. Mr. Friedman founded the business of the Fund Managers in 1994, seven years before he became associated with Jefferies Group, and the then-Board of Jefferies Group approved these arrangements years prior to consummation of our transaction with Jefferies Group.

As of November 30, 2022, Jefferies had investments in the Private Equity Funds of $24.7 million and a remaining undrawn investment commitment of $10.1 million, which we do not expect will be drawn. As of January 31, 2023 following the Vitesse spin-off, Jefferies had investments in the Private Equity Funds of approximately $5 million and the remaining undrawn investment commitment referenced above. Jefferies also had an investment in the Fund Managers of $0.02 million and a remaining undrawn investment commitment of $0.4 million as of November 30, 2022. Jefferies Group received distributions of $2.1 million from the Private Equity Funds and contributed $0.1 million of capital to the Fund Managers in fiscal year 2022. As part of the Vitesse spin-off transaction, Jefferies received a distribution of $2.5 million in cash and 696,304 shares of Vitesse Energy, Inc. from the Private Equity Funds. These shares of Vitesse Energy, Inc. were then distributed to our shareholders as part of the Vitesse spin-off.

Mr. Friedman, our President, had remaining investments of $8.6 million in the Private Equity Funds and $0.02 million in the Fund Managers as of November 30, 2022, and approximately $1.5 million in the Private Equity Funds and $0.02 million in the Fund Managers as of January 31, 2023.

We employ five former employees of the Fund Managers who continue to partially work for the Fund Managers under an arrangement Jefferies Group originally entered into with Mr. Friedman and a Fund Manager in 2005 and a related agreement we entered into during 2014. In fiscal year 2022, the Fund Manager reimbursed us approximately $0.4 million for the direct and indirect costs attributed to these employees' work performed for the Fund Managers.

We have employed Thomas E. Tarrant, the brother-in-law of our Chief Executive Officer, as Managing Director, Marketing since 1997, three years before Mr. Handler was appointed CEO of Jefferies Group. For his services during fiscal year 2022, Mr. Tarrant was paid $289,000.

Since 2011, we have also employed Michael Cagno, the brother of our Co-Controller and Principal Accounting Officer, as Senior Vice President, Information Technology. For his services during fiscal year 2022, Michael Cagno was paid $340,000. This disclosure is triggered by Mark Cagno's recent appointment as an executive officer in November 2022 after our merger with Jefferies Group.

Since January 2022, Messrs. Steinberg and Friedman have invested $1.1 million and $1.0 million, respectively, in a syndication offered by our wholly owned subsidiary HomeFed Corporation for a multi-family residential development at one of its real estate sites. The transaction was conducted at an arm's length basis, and Messrs. Steinberg and Friedman invested 6.02% of the total third-party capital invested in this transaction and received the same terms as the other investors.

In February 2022, Jefferies invested $300,000 in a company in which Mr. Handler's son is an executive. That investment, which was approved by the Jefferies Audit Committee pursuant to the Company's Related Person Transaction Policy, was in connection with Mr. Handler's Jefferies Deferred Compensation Plan. Ultimately, Mr. Handler's son decided that the business opportunity was not worth pursuing and returned $243,332 to Jefferies, on the same pro rata percentage received by all other outside investors. This transaction does not implicate the interests of the Company because any profit or loss impacts only Mr. Handler's deferred compensation account.

In October 2022, the Company repurchased 640,000 shares of Jefferies common stock from Mr. Friedman for approximately $21 million at the then-current market price. The transaction was approved by the Jefferies Audit Committee pursuant to the Company's Related Person Transaction Policy. Mr. Friedman did not propose selling his shares to the Company; rather, the Company decided to repurchase those shares when Mr. Friedman indicated he was contemplating selling shares in the open market. Jefferies had been in the market repurchasing shares as part of its Board-authorized share-buyback program and had capacity to repurchase additional shares.

Fiscal 2022 Director Compensation

Director Stock Ownership

Our Board believes our directors should also be shareholders. Our Corporate Governance Guidelines require each director within five years of joining our Board to accumulate an ownership position in our equity securities equal to five times the value of a director's annual cash retainer (currently a requirement to hold not less than $625,000 worth of our shares). All of our directors who have been on the Board for at least five years have met or exceeded our stock ownership guideline.

FISCAL 2022 DIRECTOR COMPENSATION TABLE

Name[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3]	Total ($)
Linda L. Adamany	310,417	197,500	507,917
Barry J. Alperin	130,000	197,500	327,500
Robert D. Beyer	140,000	197,500	337,500
Francisco L. Borges	50,375	—	50,375
Matrice Ellis Kirk	120,000	197,500	317,500
MaryAnne Gilmartin	120,000	197,500	317,500
Thomas W. Jones	82,944	197,500	280,444
Jacob M. Katz	298,333	197,500	495,833
Michael T. O'Kane	120,000	197,500	317,500
Melissa V. Weiler	120,000	197,500	317,500

[1] Directors who are also our employees do not receive director compensation from us. The above amounts for Ms. Adamany and Mr. Katz each include $148,333 for serving as directors of Jefferies International Limited. As Mr. Jones joined the Board on March 28, 2022, the pro-rated amounts of his cash compensation for fiscal 2022 are included in the table. Pursuant to SEC rules, Mr. Borges is included because he served until the Annual Meeting of Shareholders on March 28, 2022.

[2] Our annual director compensation for fiscal 2022 consisted of an equity grant in the amount of $190,000, a retainer of $115,000 and additional retainers of $20,000 to the Chair of the Audit Committee, $30,000 to the Lead Director and $10,000 to the Chairs of our other committees. As part of a periodic director compensation review process, in which an independent compensation consultant was retained, the Board approved the following increases, effective for the latter half of fiscal 2022: director retainer increased to $125,000, stock equity grant increased to $205,000, Lead Director retainer increased to $40,000, Audit Committee Chair retainer increased to $40,000, and Compensation Committee Chair retainer increased to $30,000. The prorated amounts of the increases are reflected in the table.

[3] Grant date fair value of equity awards is computed in accordance with GAAP based on the closing price per share of our Common Stock on the grant date. Each independent director elected by our shareholders during our 2022 Annual Meeting of Shareholders received a single equity award of 5,697 shares of restricted stock or deferred shares. Pursuant to an annual director compensation review process, the Board approved an increase in the equity award portion of fiscal 2022 director compensation of $7,500, resulting in an additional grant of 265 shares of restricted stock or deferred shares as reflected in the table. Stock awards vest as to one-third of the shares per year, except that the awards are non-forfeitable in the event of termination of service due to death, disability or upon a retirement at or after the age of 65. At November 30, 2022, unvested equity awards subject to forfeiture were held by Mr. Beyer (14,833), Ms. Ellis Kirk (8,721), Ms. Gilmartin (14,833) and Ms. Weiler (8,721).

Equity Compensation Plan Information

Outstanding Equity Awards

The following table summarizes information regarding our shares under our equity compensation plans as of November 30, 2022.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	24,049,278[1]	4.95[2]	5,842,245[3]
Equity compensation plans not approved by security holders	12,000[4]	24.00	—
Total	24,061,278	4.96[5]	5,842,245

[1] Includes shares to be issued upon settlement of 19,036,746 RSUs under our 2003 Incentive Compensation Plan, Director's Stock Compensation Plan and Equity Compensation Plan. Of these awards, 5,219,385 RSUs require the achievement of performance goals and/or future service for vesting, and 13,817,361 RSUs have already vested but remain deferred as to settlement. RSUs that require performance conditions to be met for vesting in measurement periods after November 30, 2022 are included based on shares issuable for targeted performance; under these awards, 235,418 additional RSUs would be issued if specified above-target performance levels are fully achieved by performance and service.

[2] The weighted average exercise price is calculated including RSUs, which have an exercise price of zero. The weighted average exercise price on outstanding options is $23.75.

[3] Includes 1,352,280 shares under the 2003 Incentive Compensation Plan that are not issuable for new equity awards but remained issuable as dividend equivalent units on outstanding awards. 4,489,965 shares remained available under the Equity Compensation Plan, which shares may be used for any type of equity award, including restricted stock, RSUs or other full-value awards.

[4] Includes the outstanding options assumed pursuant to our acquisition of HomeFed Corporation in July 2019.

[5] The weighted average exercise price is calculated including RSUs, which have an exercise price of zero. The weighted average exercise price on outstanding options is $23.75.

Rate of Equity Award Grants

During 2022, we granted awards of RSUs and restricted stock covering a total of 4,148,740 shares under our equity plans, representing a rate of equity award grants, or so-called burn rate, of approximately 1.8% of our average outstanding shares. This included a one-time grant of 1,743,984 RSUs to our CEO and President as part of the Leadership Continuity Grant, further described on p. 52. This does not include shares issuable in connection with dividend equivalent units credited in fiscal 2022 or shares purchased under our Employee Stock Purchase Plan or acquired upon deferral of compensation under our Deferred Compensation Plan.

Executive Compensation

PROPOSAL

2

Advisory Vote on 2022 Executive-Compensation Program

 **THE BOARD RECOMMENDS A VOTE FOR THE APPROVAL OF OUR EXECUTIVE-COMPENSATION PROGRAM**

We provide our shareholders with the opportunity to vote to approve, on a non-binding, advisory basis, the executive-compensation program for our executive officers as disclosed in this Proxy Statement in accordance with SEC rules in the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosure (pages 39 to 61). We hold this vote on an annual basis. The vote on this resolution is not intended to address any specific element of compensation; rather, the advisory vote relates to the overall compensation of our executive officers. We value this vote as important feedback from our shareholders. For more information, see "Compensation Discussion and Analysis - Overview of our Compensation Program - Presentation of Executive Compensation in this Proxy Statement."

Accordingly, we ask our shareholders to vote FOR the following resolution:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosure, is approved.

Compensation Committee Report

The function of the Compensation Committee is to advise senior management on the administration of our compensation programs and plans, review and approve corporate goals and objectives relevant to CEO and President compensation, review and approve corporate goals and objectives relevant to the compensation of our other executive officers, evaluate the performance of the executive officers in light of those goals and objectives, set the executive officers' compensation levels based on this evaluation and assist our principal executive officers in formulating compensation programs applicable to our other senior management.

Our Compensation Committee has reviewed and discussed with our management the Compensation Discussion and Analysis section of this Proxy Statement. Based upon the reviews and discussions, we have recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the 2022 Annual Report on Form 10-K.

Submitted by the Compensation Committee of the Board of Directors

Robert D. Beyer, Chairman
Barry J. Alperin
MaryAnne Gilmartin (appointed January 10, 2023)
Michael T. O'Kane
Melissa V. Weiler

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) focuses on how our executive officers listed in the Summary Compensation Table (our "NEOs") were compensated for fiscal 2022 (December 1, 2021 through November 30, 2022) and how their fiscal year 2022 compensation aligned with our pay-for-performance philosophy. For fiscal 2022, our NEOs were:

Named Executive Officer	Role
Richard B. Handler	Chief Executive Officer
Brian P. Friedman	President
Joseph S. Steinberg	Chairman of the Board
Michael J. Sharp	Executive Vice President and General Counsel
Teresa S. Gendron	Co-Chief Financial Officer
Matthew S. Larson[1]	Co-Chief Financial Officer

[1] Effective November 1, 2022, Mr. Larson was appointed as co-Chief Financial Officer and our Principal Financial Officer.

Executive Overview

Responding to the 2022 Say-on-Pay Vote Outcome

Our most important objective this year was to determine how to address 2022's say-on-pay vote of only 53%. Our executive compensation plan and our response to our shareholders were the topic not only at our Committee and Board meeting on March 28, 2022, the day of our 2022 Annual Meeting of Shareholders, but also at every Board meeting but one throughout the year as we decided the best path forward to address our fellow shareholders' concerns.

We also viewed the results of that vote as an opportunity to have more in-depth conversations with shareholders to understand their perspectives on our executive compensation practices and programs. In addition to our regular shareholder outreach, the Chairman of our Compensation Committee and our Executive Vice President and General Counsel held a separate round of off-season engagement discussions to focus on our compensation program design. In particular, they contacted all shareholders who held at least 0.5% of our shares and who voted against last year's say-on-pay proposal. That outreach resulted in our being able to speak to nearly 60% of those shareholders as well as one of our largest shareholders who voted for our say-on-pay proposal. We leveraged the valuable insights we heard to help build a set of immediate compensation program changes, and believe those changes and our disclosures in this CD&A address many of the concerns we heard, as summarized on the next page.

Taking Direct Action in Response to Investor Feedback

 

OUR FELLOW SHAREHOLDERS' CONCERN	OUR RESPONSE
You were dissatisfied with special (one-time) equity awards to our CEO and President	We commit that there will be no special equity awards to our CEO or President outside of our ongoing annual incentive programs, as long as the Leadership Continuity Grant is outstanding (pages 52–53). We also supplemented disclosure regarding the Compensation Committee's rationale for the grant (page 52).
You were dissatisfied with equal pay packages for our CEO and President	We determined that, effective immediately for the 2022 compensation year, our President's pay package is different than and lower than our CEO's (page 44).
You stated that there was excessive focus and discussion on the individual performance of our CEO and President	We streamlined the discussion of the performance of our CEO and President to reflect the key factors considered by the Compensation Committee (pages 48–51).
You asked for increased transparency around the following:	**We significantly enhanced disclosure on each of these topics:**
• **You requested information regarding the specific weighting of the four-pillar performance measures and performance measures in equity awards**	• We discuss performance pillars on pages 48–50 and performance-measurement targets and thresholds under the PSUs on pages 47–48.
• **You asked us to elaborate on how the Compensation Committee determines pay packages**	• We discuss the Compensation Committee's sizing decisions, target compensation benchmarking, and the link between compensation and our performance pillars on pages 41–42 and 47–51.
• **You also asked us to elaborate on why the Compensation Committee uses qualitative judgment instead of strictly formulaic performance measures**	• We discuss our rationale for using judgment from time to time within the context of well-defined ROTE and other performance measures, as well as equally well-defined compensation targets on pages 47–48.
• **You requested an explanation regarding why LTIP equity grant occurs in the year following compensation year**	• We discuss our rationale for the timing of the grants on pages 42–43.
• **You wanted clarification on how ROTE impacts short-term and long-term incentive plan**	• We discuss how we consider ROTE when determining compensation on pages 47–49.
• **You wanted us to disclose the caps we impose on the level of compensation**	• We outline our short and long-term compensation caps on pages 47–48.
• **You sought information on our peer-group selection and how we envision changing those peers in light of the reduction in the Merchant Banking portfolio**	• We discuss our peer selection, benchmarking, and evolution of our peer group in light of the transition to a pure financial services platform on pages 45–46.

We believe these changes and disclosure respond to the views expressed by our shareholders and are consistent with our overall compensation objectives. We will continue our dialogue with shareholders on compensation issues as part of our ongoing engagement during this proxy season.

Compensation Philosophy and Overriding Principles

Our compensation philosophy remains unchanged: Our executives should be paid fairly relative to our performance and competitively as compared with our peers, but only if they generate meaningful long-term growth for Jefferies and its shareholders. We remain committed to maintaining a long-term view of our business goals, aimed at avoiding the pitfalls of impatience and short-term investment horizons. The principles of our compensation programs include:

• providing competitive levels of pay in order to attract and retain talented executives and leaders;

• encouraging long-term service and loyalty;

• aligning executives' interests with the creation of long-term value for our shareholders; and

• designing each element of pay to incentivize actions that we believe will promote sustained economic value over time.

In line with the overriding principles of our compensation philosophy, our compensation programs provide for a significant portion of our executives' compensation to be incentive based. In fiscal 2022, approximately 96% of our CEO and President's total target compensation was at risk. Equity is a significant component of this compensation, which we believe provides strong incentives for long-term performance and a direct link to the interests of our shareholders.



4%
Base salary

96% target compensation "At-risk"

~38%
Annual Bonus (Cash)

~58%
Long-Term Incentive (Equity)

Our Compensation Program

Targeted Incentive Compensation

Our compensation program begins with a targeted incentive compensation amount for our executives. This amount is based on benchmarking against our peer group. We believe that targeting compensation using the benchmarking exercises, and offering the potential for upside to the extent that shareholder value is created and the Company or the individual is able to differentiate performance, can appropriately reward our executives and maintain a high-performing culture. Additionally, we believe that making a high percentage of our executives' compensation dependent on Company performance ensures that they focus on meeting our strategic goals. Finally, having a high percentage of potential compensation tied directly to business results and shareholder value results in our executives benefitting only when performance is actually achieved and when our shareholders also benefit, thereby ensuring we pay only for performance. The elements of our compensation program are shown below.

Fixed compensation	
Base Salary	Delivered in cash, provides stable base amount of market competitive pay.
Incentive compensation	
Annual Cash Bonus	Variable compensation delivered in cash that is designed to motivate and incentivize performance in the shorter-term. Annual bonuses are earned based on the Company and the individual's performance under our four pillars of performance, described below. Constitutes approximately 40% of target incentive compensation.
Long-term Incentive	Equity-based compensation designed to retain executives, reward contributions and performance over the longer-term and link executives interests to shareholders. Constitutes approximately 60% of target incentive compensation, divided equally between: • Restricted stock units (RSUs) that vest after three years. The value of the RSUs that ultimately vest will be dependent on Jefferies' stock price at that time, driving executives to take action that increases shareholder value over the longer-term; and • Performance stock units (PSUs) that are earned, if at all, over a three-year performance period, based on the achievement of specific ROTE metrics. In addition to achieving the metrics necessary for a payout of shares at the end of the performance period, the value of the shares earned are dependent on Jefferies' stock price at that time, incentivizing actions that will increase shareholder value over the longer-term.

Performance Measures

A key aspect of our executive compensation program is that, when granting equity compensation, the decision making for those awards occurs after the end of the fiscal year. Our Compensation Committee has determined that much like decisions regarding the amount of any annual bonus payments earned, the amount of equity awards granted should be decided only <u>after</u> an analysis of the Company and the executives' performance for the year has occurred, based on the performance as measured against weighted pillars of corporate performance as well as individual performance. We believe this furthers our pay-for-performance philosophy by allowing the Compensation Committee to consider performance when determining the dollar value of the RSUs and PSUs granted, the ultimate value of which will then be dependent on the Company's stock price (in the case of RSUs) and the achievement of performance metrics and stock price (in the case of PSUs) after a three-year period.

These tables summarize the process described above:

Targeted Incentive Compensation	Compensation Committee Reviews Performance	After Fiscal Year End Decisions Made	Three Years After Equity Grants

• Based on benchmarking against peer group
• Comprises
  • ~40% Annual Bonus
  • ~30% PSUs
  • ~30% RSUs
	• Four Pillars
	  • Financial Performance (65%)
	  • Capital Allocation (10%)
	  • Business Strength (10%)
	  • Leadership, Culture and Values (15%)
		• The Committee determines
		  • Amount of target annual bonus to be paid
		  • Amount of target PSU and RSU awards
		  • PSU performance metrics
			• RSUs vest, value based on market price of JEF stock
			• Number of PSUs that vest determined based on achievement of performance criteria, value (if any) based on market price of JEF stock

Presentation of Executive Compensation in this Proxy Statement

Because the determination of equity grants is made after year end, pursuant to SEC reporting rules the value of those awards is not included in the compensation tables included in this proxy statement, but will be included in the following year. For example, this year's Summary Compensation Table reports the value of the RSUs and PSUs that were granted to our CEO and President in December 2021 in relation to our 2021 fiscal year. The Compensation Committee granted RSUs and PSUs to both of our CEO and President in December 2022 after consideration of their 2022 performance that is described in this proxy statement, and those amounts will be included in the Summary Compensation Table in respect of 2023 and included in our 2024 proxy statement.

Compensation Best Practices

Our Compensation Committee has adopted a number of best practices that are consistent with our performance-based compensation philosophy and that we believe serve the long-term interest of our shareholders:

Strong Link to Performance	Use of diversified performance considerations for incentive compensation that align with our long-term strategy and are designed to create stockholder value
Target Majority Performance-Based Compensation	Annual cash bonuses are not guaranteed, and equity awards include PSUs with three-year performance period and RSUs, the value of which is dependent on stock price
No Repricing	No repricing of options
Strong Stock Ownership Policy	Our CEO and President are required to hold shares valued at 10x base salary
No Gross Ups	No tax gross-ups in our change-in-control plan or perquisites
No Excessive Severance or Change in Control Provisions	No golden parachute payments and no acceleration of awards in the event of a change in control
No Hedging	Hedging of our common stock by officers, directors and employees is prohibited
Clawback Policy	Robust clawback policy in place
Independent Committee	Compensation Committee consists only of independent Board members
Leading Independent Consultant	Engaged leading independent compensation consultant to assist the Compensation Committee and Board in determining executive compensation and evaluating program design

Executive Compensation Details

Targeted Incentive Compensation and Equal Pay

We have historically matched the targeted compensation of our CEO and President equally to assure their full strategic and cooperative partnership, and minimize the risk of divergence of interests, commitment or focus. We believe that our CEO and President's comparable compensation has proven to be effective and in line with our philosophy of incentivizing and retaining these executives to work together to help drive our long-term growth in value. However, we heard the concerns of our shareholders, and our Compensation Committee determined to recalibrate their targeted compensation to differentiate their respective roles of CEO and President. As a result, the $25 million targeted incentive compensation that was previously applicable to both is now the 2022 targeted compensation only for our CEO. Our President had a fiscal 2022 incentive compensation of $22.5 million, or 10% lower than that of our CEO.

Importantly, the reduction of our President's compensation was not an indication or reflection of his performance. Quite to the contrary, our President's performance exceeded our expectations and we are intensely focused on retaining his services. Indeed, the only reason we undertook this reduction is to respond to our shareholders who raised this concern, and Mr. Friedman indicated this reduction would not impair our relationship with him or his commitment to Jefferies.

The Committee's Perspective on Annual Compensation

The table below is presented to show how the Compensation Committee viewed compensation awarded for fiscal 2022 and fiscal 2021. As shown below, our executives' compensation was reduced by between 16% and 24% in 2022. This table differs from how compensation is reported in the "Summary Compensation Table" ("SCT") on page 56, the format of which is required by the SEC. This table is not intended as a substitute for the SCT. We provide this solely as a tool to demonstrate how we view our CEO and President's targeted and awarded compensation for these fiscal years.

| | | Annual Compensation by Performance Year | | | | | |
| | | Base Salary ($) | Incentive Compensation | | | Total Comp. ($) | |
Executive	Performance Year		Cash ($)	RSUs ($)	PSUs ($)		Reduction
Richard B. Handler	2022	1,000,000	10,000,000	7,500,000	7,500,000	**26,000,000**	(16)%
CEO	2021	1,000,000	12,000,000	9,000,000	9,000,000	**31,000,000**	
Brian P. Friedman	2022	1,000,000	10,000,000	6,250,000	6,250,000	**23,500,000**	(24)%
President	2021	1,000,000	12,000,000	9,000,000	9,000,000	**31,000,000**	

As discussed above under "Our Compensation Program," there are two principal differences between the SCT and the table above:

1. The Company grants both cash and equity incentive compensation after a performance year is completed. In both the table above and the SCT, cash incentive compensation paid in fiscal 2023, but based in part on fiscal 2022 performance, is shown as fiscal 2022 compensation. In the table above, the equity awards (RSUs and PSUs) granted in fiscal 2023, but based in part on fiscal 2022 performance, are shown as fiscal 2022 compensation. In contrast, the SCT reports the value of equity awards in the year in which they are granted. As a result, awards granted in fiscal 2022, but based in part on fiscal 2021 performance, are shown in the SCT as fiscal 2022 compensation.

2. The SCT reports the change in pension value and nonqualified deferred compensation and all other compensation.

Process for Determining Compensation

Role of the Compensation Committee

The Compensation Committee, which consists entirely of independent directors, oversees our executive compensation programs. The Committee administers our annual cash incentive and long-term equity incentive plans and reviews performance levels relevant to compensation. It also decides the compensation of all named executive officers.

The Compensation Committee reviews all of the information presented and discusses internally with our CEO and President and with our compensation consultant. In making decisions regarding pay levels and practices for our named executive officers, the Compensation Committee considers a variety of factors, including:

- absolute corporate performance relative to our objectives;
- creation of long-term value for our shareholders and shareholder views on compensation;
- feedback from shareholders and proxy advisers as part of outreach efforts;
- our corporate performance relative to our established peer group; and
- compensation practices observed in our established peer group.

For more information, see "Corporate Governance Matters—Directors and Board Committees—Compensation Committee."

Role of the Compensation Consultant

The Compensation Committee retains Pearl Meyer as an independent compensation consultant. The primary role of the independent compensation consultant is to assist the Compensation Committee in the evaluation of our named executive officers' compensation and assist in compiling compensation data, conducting analyses, providing consulting services and supplementing internal resources for compensation related market analyses.

The Compensation Committee considered whether any conflict of interest exists with Pearl Meyer, assessing the following factors in its evaluation:

- other services provided to us by the consultant;
- fees paid by us as a percentage of the consulting firm's total revenue;
- policies or procedures maintained by the consulting firm that are designed to prevent a conflict of interest;
- any business or personal relationships between the individual consultants involved in the engagement and a member of the Compensation Committee;
- any Jefferies stock owned by the individual consultants involved in the engagement; and
- any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement.

Based on this information, the Compensation Committee concluded that the work of the consultants did not raise any conflict of interest.

Role of Management

We required our CEO and President to provide us with a candid self-assessment of how they believe they performed – both as a team and individually – backed up with specific actions, engagements and transactions they each led during the year. The Compensation Committee considers these self-assessments when making the compensation decisions for our CEO and President. Additionally, our compensation process includes the Compensation Committee consulting with our CEO and President to elicit their assessments of our other named executives' individual performance in determining their compensation.

Peer Group Benchmarking

Our list of peers remained unchanged in fiscal 2022 because the criteria we historically used remain appropriate and the companies we selected represent those businesses with which we compete for talent, that have much in common with our business, and that are reasonably comparable for purposes of measuring relative performance. Given the reduction in our Merchant Banking portfolio, we will re-evaluate our peer group in 2023. As of our and the peer group companies' most recent reported fiscal year-end, we were very close to the top in TSR performance among a peer group where we are essentially around the median-sized company:

- **93rd percentile in 1 year relative TSR**
- **97th percentile in 3 year relative TSR**
- 47th percentile in revenue
- 42nd percentile in market capitalization
- 63rd percentile in assets

We believe that, for 2022, our selected peers represent a reasonable and realistic list of firms that meet the appropriate criteria for comparators, which are included in the table below.

Peer Name	Competition for Clients and Market Share	Human Capital-Based Companies and Competitors for Talent	Location	Executive Player/Coaches
AllianceBernstein Holding L.P.	•	•		
Apollo Global Management, Inc.	•	•	•	•
BlackRock, Inc.	•	•	•	•
The Blackstone Group L.P.	•	•	•	•
The Carlyle Group Inc.	•	•	•	
Evercore Inc.	•	•	•	•
The Goldman Sachs Group, Inc.	•	•	•	•
KKR & Co. Inc.	•	•	•	•
Lazard Ltd	•	•	•	
Loews Corporation		•	•	
Moelis & Company	•	•	•	•
Morgan Stanley	•	•	•	
PJT Partners Inc.	•	•	•	•
Stifel Financial Corp.	•	•		•

The following table details relevant financial data of our selected peers, and has been arranged based on Three Year TSR.

Company Name	Revenue[1] ($MM)	Market Cap[2] ($MM)	Assets[1] ($MM)	Total Shareholder Return[2] One Year (%)	Total Shareholder Return[2] Three Year (%)
Morgan Stanley	$ 53,388	$157,298	$1,188,140	1.6%	27.1%
Jefferies Financial Group	**$ 5,979**	**$ 8,699**	**$ 51,058**	**4.7%**	**26.0%**
Ranking Relative to Peers	6 of 15	9 of 15	6 of 15	2 of 15	2 of 15
Percentile Relative to Peers	62%	42%	63%	93%	97%
PJT Partners Inc.	$ 1,026	$ 1,880	$ 988	2.5%	24.2%
The Blackstone Group L.P.	$ 8,016	$ 64,234	$ 42,524	−32.3%	23.7%
The Goldman Sachs Group, Inc.	$44,650	$136,917	$1,442,000	4.6%	23.1%
KKR & Co. Inc.	$ 5,635	$ 44,709	$ 277,077	−29.5%	22.3%
AllianceBernstein Holding L.P.[3]	$ 306	$ 4,051	$ 1,624	−12.4%	21.7%
Apollo Global Management, Inc.	$ 5,813	$ 39,711	$ 30,502	0.6%	21.0%
Moelis & Company	$ 985	$ 2,765	$ 1,556	−25.6%	19.7%
Evercore Inc.	$ 2,762	$ 4,473	$ 3,803	−14.8%	17.2%
Stifel Financial Corp.	$ 4,358	$ 6,829	$ 34,050	−7.8%	17.0%
BlackRock, Inc.	$17,873	$107,540	$ 152,648	−18.8%	15.9%
Loews Corporation	$14,044	$ 13,806	$ 81,626	9.2%	5.1%
The Carlyle Group Inc.	$ 4,439	$ 11,334	$ 21,403	−41.1%	4.7%
Lazard Ltd	$ 2,774	$ 3,145	$ 5,853	−9.4%	3.3%

Source: S&P Capital IQ

[1] Revenue and Assets reflect the most recent fiscal year disclosure from S&P Capital IQ as of February 8, 2023.

[2] Market Cap figures and Total Shareholder Return compound annual growth rates (CAGR) are as of Jefferies' fiscal year-end November 30, 2022 and are calculated using S&P Capital IQ's methodology.

[3] Revenue and assets represent the values of AllianceBernstein L.P., while Market Cap and TSR are for AB Holding L.P.

Components of Executive Compensation

Base Salary

We pay our named executive officers a market-level base salary to provide them a predictable level of income. The base salaries we have established reflect our understanding of the competitive market for these roles. The base salaries below are annualized.

Named Executive Officer	Role	2022 Base Salary ($)
Richard B. Handler	Chief Executive Officer	1,000,000
Brian P. Friedman	President	1,000,000
Joseph S. Steinberg	Chairman of the Board	810,693
Michael J. Sharp	Executive Vice President and General Counsel	1,000,000
Teresa S. Gendron	Executive Vice President and Co-Chief Financial Officer	500,000
Matthew S. Larson	Executive Vice President and Co-Chief Financial Officer	1,000,000

Incentive Compensation

CEO and President Fiscal 2022 Incentive Compensation

Our CEO and President's fiscal 2022 incentive compensation consisted of three components and aimed to highlight several goals, as shown below:



- ▶ Align corporate, business and individual goals with shareholder interests and corporate strategy.
- ▶ Drive behavior and actions consistent with shareholder interests.
- ▶ Encourage prudent risk-taking and long-term perspective.
- ▶ Support retention of high-performing talent and succession planning.

Our other named executive officers' 2022 incentive compensation consisted solely of a year-end cash bonus, as discussed below.

Annual Cash Bonuses - Annual bonuses are designed to encourage our executive officers to deliver strong annual results, to maximize short-term productivity and profitability and to reward our executive officers for their efforts during the year. Motivating our executive officers to deliver strong short-term results directly impacts our performance, and together with long-term focus and risk mitigation, is key to our success. The targeted cash bonus is $10 million. If the Company's performance is outstanding, the cash bonus can be increased but to no higher than $12 million. The Committee, if performance is below expectations, can reduce or even withhold the cash bonus. The actual amount of the bonus earned is determined after the end of the year based on a performance review, taking into the performance measures outlined below.

Restricted Stock Units - RSUs were established with a three-year cliff vesting period. The total number of RSUs granted to each executive was determined following the completion of the compensation year, but the shares underlying those awards will not be received until the end of the three-year vesting period, assuming no forfeiture occurs. If over the three-year period our share price decreases from the market value of our shares when the RSUs were granted – whether based on the performance of our executives or purely exogenous forces – the value of the RSU award will be diminished, perhaps materially.

Performance Stock Units - PSUs were established with a three-year performance period, and may be earned at the end of the performance period based on achievement of a ROTE performance target. As has historically been the case, the PSUs have threshold, target and maximum ROTE performance targets, as shown below. The number of PSUs ultimately earned will pay out in one share of our common stock for each unit earned, if any.

• The performance metric for these PSUs, the value of which is included in the Summary Compensation Table on page 56 because they were granted in calendar 2022, is Return on Tangible Equity (ROTE).[1] The threshold, target and maximum metrics for payouts is shown below. The threshold ROTE must be achieved for there to be any payout, and ROTE performance between these levels is linearly interpolated to determine the actual payout.

7.5% Threshold	10% Target	15% Maximum
75% of Targeted Payout All PSUs forfeited if ROTE <7.5%	Targeted Payout	Capped at 150% of Targeted Payout

Performance Measures Considered

Performance remained the key driver to our compensation plan in 2022. Our performance can be significantly affected, both positively and negatively, by industry-wide factors or general economic conditions over which our executives may have little control. Therefore, other than the performance metrics used to determine whether PSUs have been earned, our Compensation Committee considers our performance and our executives' performance against the industry, peers and our prior results, and assessed against our four pillars of performance – Financial Performance, Capital Allocation, Business Strength and Leadership, Culture and Values – and the criteria within each pillar as described below to determine whether our executives delivered results that justify payouts.

We believe that setting a total targeted incentive compensation amount, and providing the Compensation Committee with the discretion to determine how much of that targeted amount should be awarded, is appropriate. As discussed above, our performance can be significantly affected by external factors, as was the case in 2022 due to, among other things, geopolitical events and continued impacts of the pandemic. The Compensation Committee considers all relevant factors when judging performance, and by doing so – within the framework of the four pillars – we believe that the result is a more meaningful determination of actual performance.

 **FINANCIAL PERFORMANCE**
Weighted 65%

Holistic Assessment of Multiple Factors:
• ROTE
• Pre-Tax Earnings
• EPS
• Relative TSR

 **CAPITAL ALLOCATION**
Weighted 10%

Resource Allocation to:
• Maintenance of strong capital base
• Development and growth of strategic priorities
• Investment decisions
• Shareholder returns

 **BUSINESS STRENGTH**
Weighted 10%

• Market share
• Client engagement and feedback
• Innovation and execution

 **LEADERSHIP, CULTURE AND VALUES**
Weighted 15%

• Evaluating and developing succession plans throughout organization
• Driving an inclusive and more diverse culture
• Attracting and inspiring talent
• Developing next-generation leaders
• Communicating core values, culture and ethics

---

[1] ROTE is a non-GAAP measure. For reconciliations to GAAP amounts, see Annex A of this Proxy Statement.

The Compensation Committee's considerations of each of the pillars in making 2022 compensation decisions is described below.

 **FINANCIAL PERFORMANCE – Weighted 65%**

The most significant driver of our assessment of our executives' performance is Jefferies' financial performance. Accordingly, about two-thirds of our assessment depends on ROTE, Pre-Tax Earnings, EPS, and Relative TSR. Our executive compensation plan places particular focus on ROTE, which must be in the 10% to 12% range in order for our executives to expect to achieve their targeted compensation. Our performance for each of these measures is shown in the table below, which we believe demonstrates Jefferies' financial performance both on an absolute basis and on a relative basis compared to our peers. We were particularly pleased with the fact that our TSR ranked on a relative one-year basis at 93%, and on a relative three-year basis at 97%, of our peers.

	2022
Net Revenue ('000)	$5,978,838
Pre-Tax Earnings ('000)	$1,055,562
Diluted EPS	$ 3.06
ROTE[2]	10.3%
JFG TSR – 1 Year	4.7%
JFG Relative TSR Rank – 1 Year	2 of 15
JFG Relative TSR Percentile – 1 Year	93%
JFG TSR – 3 Year	26%
JFG Relative TSR Rank – 3 Year	2 of 15
JFG Relative TSR Percentile – 3 Year	97%

 **CAPITAL ALLOCATION – Weighted 10%**

Directly related to the financial results of the business, our executives continued to deliver on our strategy to return capital to shareholders and repurchase Jefferies shares that we believe remain undervalued in the market. In fiscal 2022, we purchased 25.6 million shares at an average price of $33.58 per share for an aggregate purchase price of $859.6 million, a discount to our tangible book value per fully diluted share[3] of $33.78 at the end of the year, and a discount to our current stock price.

Other factors considered in making compensation decisions included the following strategic actions, consistent with our long-term strategy of focusing on building our investment banking and capital markets businesses and monetizing our Merchant Banking portfolio are described below.

▸ The successful divestiture of our wholly owned manufacturing subsidiary, Idaho Timber, in August 2022 for an aggregate sales price of $239.3 million.

▸ The completion of the merger of Jefferies Financial Group and Jefferies Group in November 2022, simplifying our corporate structure and eliminating duplicative processes and regulatory requirements.

▸ Progressing the spin-off of Vitesse Energy, which was completed in January 2023, delivering to shareholders more than an estimated $500 million of shareholder's equity.

▸ Continued development of our Asset Management business, with assets under management increasing by 22% from $23.8 billion to $29.1 billion during fiscal 2022, $2.3 billion of which was new AUM.

▸ Returning $280.1 million to shareholders through dividends.

---

[2] ROTE is a non-GAAP measure. For reconciliation to GAAP amounts, see Annex A of this Proxy Statement.

[3] Tangible book value per fully diluted share is a non-GAAP measure. For reconciliation to GAAP amounts, see reconciliation in Annex A of this Proxy Statement.

 **BUSINESS STRENGTH – Weighted 10%**

Market Share

We believe that the strength of our business is shown not only in its financial results but also in our market-share growth, which will help drive revenue higher in future years. Here, once again, our executives excelled. Factors considered for 2022 compensation decisions include the following market position statistics included:[4]

▶ Ranked 6th in global M&A and global equity capital markets (excluding China), up from #12 and #13, respectively, five years ago.

▶ Ranked 7th globally across M&A, equity capital markets and leveraged finance, up from #8 in 2020–21, #9 in 2018–19, and #10 in 2017.

▶ Equities U.S. ranking of 6th and European ranking of 7th for equity research and 3rd best overall in Asia for combined equity research and sales.

Client Engagement and Feedback

In addition to the market-share criterion, the Compensation Committee considered client engagement when assessing the performance of our CEO and President. As discussed below, they regularly and actively engage with clients by way of their much-followed monthly missives to Jefferies' clients, many of which have garnered positive feedback for Jefferies and have become the subject of media coverage because of their timely topics. Our CEO and President meet clients and potential clients around the world constantly.

In addition, our executives individually created business opportunities for Jefferies.

Innovation and Execution

With respect to innovation and execution, the Compensation Committee considered, among other things:

▶ Continued strengthening of human capital talent.

▶ Continued strong dividend payout.

▶ Strong rate of long-term revenue growth.

▶ Strong and stable capital, liquidity and funding.

▶ Increases in market share, especially in Investment Banking and Equities.

▶ Growth in Asset Management Assets Under Management.

 **LEADERSHIP, CULTURE AND VALUES – Weighted 15%**

The Compensation Committee considered our executives' leadership and the culture and values that they instill throughout the organization, including the following factors and actions:

▶ Jefferies' focus on talent development, including:
  • Expanded development programs including one-on-one, tailored training and mentoring.
  • Implementation of enhanced performance management processes, including formalized mid-year reviews and an inclusion-focused proficiency in the annual review process.

▶ Investing in talent and growth, with 146 new Investment Banking Managing Directors, including 70 new hires and 76 internal promotions since year end 2019, resulting in net increase in Managing Directors of 87, or 41%.

▶ Raising $18.2 million in charitable donations to support over 240 non profit organizations, including those providing humanitarian aid and support in Ukraine.

▶ Implementation of Career Relaunch and Job Switch programs aimed at diversifying pipeline of new hires.

▶ Continued strong support and clear tone from the top regarding Jefferies' ESG initiatives both with respect to Jefferies and to aiding Jefferies' clients to drive their ESG initiatives.

▶ Announced Global Fertility, Surrogacy and Adoption program to support inclusive families.

▶ Commitment to building a diverse team with long-term action plans to achieve specific results.

---

4   For source data underlying these statistics, see page 76 of Annex A of this Proxy Statement.

Individual Performance Highlights

As we have stated before, our CEO and President, our two top executives, are high-performing player/coaches. To that end, in addition to the performance under the four pillars discussed above, our Compensation Committee closely examined the individual performance of both our CEO and President throughout 2022. The following is a summary of the significant factors considered by the Compensation Committee.

For our CEO:

- Instrumental in investing and monetizing certain assets for $150 million profit.
- Primary or joint relationship contact for Investment Banking clients from whom Jefferies derives meaningful revenue.
- Closely managed certain of our firm's risk positions.
- Engagement with significant shareholders, rating agencies and equity analysts.
- Drove the strong Jefferies culture through leading by example and delivering the appropriate tone from the top.
- Leadership of our diversity efforts, co-chairing the Diversity Council, and driving activities by and participation in our employee resource groups.
- Substantial time devotion to engagement with employees to continue to boost morale and to help attract a return to the office.
- Played significant role in driving recruitment across Jefferies.

For our President:

- Primary relationship contact for Jefferies' Strategic Alliance with SMBC to drive our partnership.
- Cultivated relationships with shareholders.
- Delivered on the Board's mandate to shrink the Merchant Baking portfolio through selling Idaho Timber and spinning off Vitesse Energy.
- Guided the Investment Banking business's continued momentum by way of recruitment, management transition, installation of a broader and more empowered management team, extensive pitch and client-engagement participation, and individual investment banker development.
- Leadership of our diversity efforts, co-chairing the Diversity Council, and driving activities by and participation in our employee resource groups.
- Oversaw our business and our business leaders, participated in countless client meetings, and helped to drive team development and success.
- Generated revenues from active personal Investment Banking client relationships.

Compensation Decisions

CEO and President

Based on the Company's and the executives' 2022 performance discussed above, the Compensation Committee determined that our CEO and President each met or exceeded all performance expectations and were entitled to total incentive compensation of $25 million for our CEO and $22.5 million for our President, as shown below:

Richard Handler	Brian Friedman
Cash Bonus of $10 million	Cash Bonus of $10 million
PSUs valued at $7.5 million	PSUs valued at $6.25 million
RSUs valued at $7.5 million	RSUs valued at $6.25 million

Other NEOs

Joseph S. Steinberg	Our Chairman of the Board is no longer on any of our investee company boards, so he did not receive any director fees in fiscal 2022. Consistent with past years, the Compensation Committee did not recommend any bonus compensation to him.
Michael J. Sharp	Our General Counsel was eligible to receive an annual cash bonus for fiscal 2022. Mr. Sharp's annual bonus was determined based on his and Jefferies' performance, as well as his contribution to the same four criteria that our CEO and our President were measured against: Financial Performance, Capital Allocation, Business Strength, and Leadership. Mr. Sharp, as usual, been one of our key partners and instrumental in what we accomplished in fiscal 2022, and the Compensation Committee approved a $4 million bonus for Mr. Sharp.
Teresa S. Gendron	Our co-CFO was eligible to receive an annual cash bonus for fiscal 2022. As previously disclosed by the Company, Ms. Gendron will be leaving the Company. Ms. Gendron signed a letter agreement with the Company setting forth certain payments and benefits she will be entitled to, including a $1.5 million payment for fiscal 2022 year-end, all of which was approved at the time by the Board. Ms. Gendron's year-end and total compensation is intended to reflect both the Company's overall performance this year and, in particular her continued hard work and diligence in helping the Jefferies/Jefferies Group merger and the Vitesse spin-off, as well as supporting all other aspects of the transition of her functions and roles to Mr. Larson.
Matthew S. Larson	Our co-CFO was eligible to receive an annual cash bonus for fiscal 2022. Based on his performance in fiscal 2022 and the recommendation of senior management, the Compensation Committee approved Mr. Larson receiving a $2 million cash bonus. Mr. Larson's year- end and total compensation is intended to reflect both the Company's overall performance this year and, in particular, his adoption of the co-CFO and Principal Financial Officer role. Mr. Larson was also measured against the same four criteria that our CEO and our President were measured against: Financial Performance, Capital Allocation, Business Strength, and Leadership.

Leadership Continuity Grant

At the beginning of fiscal 2022, in December 2021, the Board granted a one-time award, termed the Leadership Continuity Grant, to each of our CEO and President. While this grant was not part of our fiscal 2022 executive compensation program, we discuss these grants in this "Compensation Discussion and Analysis" in order to add more detail to what we disclosed in our Proxy Statement last year and to align with the presentation of the grant in the "Executive Compensation Tables," where it is disclosed for fiscal 2022 due to SEC rules.

The Leadership Continuity Grant was an RSU with a grant date fair value of $25 million that will vest after five years, but the shares of common stock delivered thereunder are subject to a holding period of an additional three years. Among the feedback we received from our shareholders was a request to articulate better in this proxy statement the rationale behind this Leadership Continuity Grant. The Board decided to award this Grant in direct response to substantial competitive pressures being placed upon us as many of our peer firms, themselves facing retention and competition issues, granted their executive officers substantial long-term equity grants, in certain cases, nine-figure grants to new and unproven executives. In analyzing this Grant, the Board first considered the noteworthy fact that neither executive has an employment contract that might help to guarantee retention but that would also be substantially more expensive in the long term. The Board then determined that a one-time award would help to ensure that our executives would be with us for at least another five years. With respect to the size of the grant, the Board thought the amount was reasonable because it was effectively a retention grant of an additional $5 million worth of equities a year for each of five years. And, in structuring the grant, the Board added the additional three-year holding period to further incentivize our executives to maintain the long-term financial performance and health of Jefferies.

It bears noting that this award was unanimously and strongly supported by the full Board as appropriately meeting our objectives of ensuring continuity of leadership, fairly compensating our executives and linking their interests to those of our shareholders, as well as incentivizing them to continue to drive results for Jefferies.

That said, we understand that some shareholders question the use of one-time awards. In direct response to those concerns, the Board of Directors has committed that there will be no special or one-time awards to our CEO or President as long as the Leadership Continuity Grant is outstanding.

Other Compensation Information

Standard Benefits

We provide our named executive officers with medical, dental, life insurance, disability, savings, retirement, deferred compensation opportunities and other similar benefits available to employees generally that are not part of what we consider direct compensation. We intend these benefits to be competitive in order to help recruit and retain talented executives. These benefits are designed to facilitate the productivity of our executives, ensure the well-being of our executives, employees and their families, encourage long-term service to us and generally enable our compensation packages to remain competitive. In the aggregate, we believe our benefits including perquisites are in line with or more moderate than general business practices for companies of comparable size and character.

Executive Perquisites

Certain perquisites as disclosed in our Summary Compensation Table are available to executive officers that are not available to other employees. Messrs. Handler, Friedman and Steinberg may use our business aircraft for personal use to assure their constant availability and responsiveness and to facilitate their productivity, subject to an annual $350,000 limitation for each executive, above which reimbursement to us is required. Certain of our executive officers receive the use of cars and drivers, paid parking, and vehicle-related expenses for business as well as personal use, also to assure their constant availability and responsiveness, and to facilitate their productivity. These benefits also allow us to be competitive in the talent market. These perquisites are reported as All Other Compensation in our Summary Compensation Table.

Severance

Messrs. Handler, Friedman, Larson, and Sharp are entitled to severance under the Jefferies policy, which provides that terminated employees, other than employees terminated for cause, are generally entitled to one-half month's salary for each year of service, up to a maximum of six months with a maximum of 12 months for employees with age plus years of service of at least 60. More information is provided under "Potential Payments upon Termination of Employment or Change in Control".

Mr. Steinberg is entitled to severance under the legacy Leucadia National Corporation policy, which provides that terminated employees, other than employees terminated for cause, are generally entitled to one month's pay for each year of service, up to a maximum of 24 months. Pay is defined as salary plus bonus (excluding one-time, tenure or holiday bonus).

As previously discussed, and disclosed by the Company, Ms. Gendron and the Company entered into an agreement that provided for her continued service until a separation date in 2023, at which time her service will end. Under the agreement, Ms. Gendron received a year-end payment of $1,500,000; and will receive a $2,000,000 mid-year payment after the separation date, subject to execution of a signed release. The foregoing amounts are in lieu of any other payments, including severance, due to Ms. Gendron.

Retirement and Deferral Plans

For legacy Leucadia employees hired before January 2014 (grandfathered employees), we maintain the legacy Leucadia Savings and Retirement Plan that allows participants to make contributions, portions of which are matched by us. The plan also provides an additional retirement contribution for eligible participants determined on the basis of age and service with potential contributions ranging from 2% of eligible compensation up to 16% of eligible compensation. Grandfathered legacy Leucadia employees who earn $300,000 or more have a retirement contribution made to a separate deferred compensation plan maintained by us. Jefferies employees hired

January 1, 2014 or later also participate in the Jefferies Saving and Retirement Plan, but have a different match formula and are not eligible to receive a retirement contribution. Only Mr. Steinberg is eligible for the retirement contribution.

Jefferies maintains a 401(k) plan for its employees where contributions are matched.

Jefferies maintains a separate deferred compensation plan that permits the deferral of compensation and provides a means for our employees to invest in our shares on a tax-deferred basis. None of the named executive officers participate in the Jefferies deferred compensation plan.

Employees of the legacy Jefferies Group who began service prior to April 1, 1997, which includes Mr. Handler but none of the other named executive officers, are entitled to benefits under the legacy Jefferies Group pension plan.

No Employment Agreements

Our named executive officers do not have employment agreements with us.

No Change-in-Control Agreements

We do not have any change-in-control agreements with any named executive officers. No equity held by our executive officers is subject to accelerated vesting upon a change in control.

Managing Compensation-Related Risks

Our Compensation Committee considers whether our compensation policies and practices reward employees for imprudent risk taking and has determined that our compensation policies and practices, including those of Jefferies Group prior to its merger with us in November 2022, are not reasonably likely to have a material adverse effect on us. Our assessment is conducted annually. Management reviews with our Compensation Committee our compensation programs, focusing on incentive programs, risks and mitigation factors. Based on the totality of this information, we determine whether any portion of such compensation encourages excessive risk taking and conclude whether or not our compensation programs are reasonably likely to have a material adverse effect on us. The risk-mitigating features that the Company has adopted within our executive compensation programs are summarized below.

Stock Ownership Guidelines

We maintain stringent stock ownership guidelines for our CEO and President. This ownership encourages our executives to act in our best long-term interests and those of our shareholders. The guideline is set at ten times base salary, resulting in a requirement that each executive hold $10 million worth of our shares. Messrs. Handler and Friedman have historically acquired and held large positions in our shares. Including all earned and unearned deferred shares and options, and assuming that performance goals relating to performance-based awards are achieved at target levels, Messrs. Handler and Friedman currently would beneficially own a combined 30,722,587 shares, representing approximately 12.4% of our then outstanding shares.

Since becoming CEO of the-then Jefferies Group and as CEO of Jefferies, approximately 70% of Mr. Handler's compensation has consisted of equity awards, vesting over three to five years. Aside from charitable donations and tax-related sales, Mr. Handler has not sold any of his shares.

Since Mr. Friedman became an executive officer of the-then Jefferies Group and as President of Jefferies, approximately 74% of his compensation has consisted of equity awards, vesting over three to five years.

Additionally, while he is not subject to the guidelines, Mr. Steinberg owns 22,029,904 shares, representing 9.7% of our outstanding shares.

Clawback Policy

We maintain a policy allowing our Compensation Committee to claw back incentive awards if the underlying performance metric or any other metric considered by the Compensation Committee in approving an award is corrected, adjusted or deemed to be false. This policy applies to all of our executive officers.

Anti-Hedging Policies

Directors, executive officers and other employees are expressly prohibited from hedging transactions that involve our securities and those of our subsidiaries under our amended Insider Trading and Anti-Tipping Policy. Our anti-hedging policy also prohibits direct and indirect short selling, option transactions of any kind and derivative transactions that involve our securities. The policy does not apply to the exercise of options, warrants or other rights issued by us or any transaction approved in advance by the Compensation Committee. In fiscal 2022, we had no outstanding warrants issued by us and our Compensation Committee has never been asked to, nor ever approved, any exceptions to our anti-hedging policies.

Compensation Risk Management

In assessing risks, we consider mitigating factors such as (i) the multiple elements of our compensation packages, including base salary and bonuses, either in the form of restricted cash or equity awards, both of which vest over a number of years; (ii) the structure of senior executives' incentive program, which is based on a number of different performance measures to avoid placing undue emphasis on any particular performance metric; (iii) the ability to exercise negative discretion as a means to adjust compensation downward to reflect performance or other factors; (iv) oversight of our programs by our Board and Compensation Committee; (v) our clawback policy; (vi) our anti-hedging policy; (vii) no change-in-control benefits; and (viii) other factors deemed relevant by the Compensation Committee.

We specifically considered whether our amended compensation program might inappropriately increase the risk appetite of our executives. We did not want our amendments to upset the proper balance between short-term performance and our ultimate objective: long-term value creation. We believe our program supports our long-term objectives.

Executive Compensation Tables

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards[1] ($)	Option Awards[1] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation[3] ($)	Total ($)
Richard B. Handler Chief Executive Officer	2022	1,000,000	10,000,000			—	—	—[4]	462,421[5]	11,462,421
				Fiscal 2021 Equity Grant:	20,432,812[2]					20,432,812
										31,895,233
				Five-Year Leadership Continuity Grant:	25,002,191					25,002,191
				Total:	45,435,003					56,897,424
	2021	1,000,000	12,000,000		—	15,666,463	—	15,287	191,196	28,872,946
	2020	1,000,000	2,038,000		—	—	15,462,000	66,692	319,264	18,885,956
Brian P. Friedman President	2022	1,000,000	10,000,000			—	—	—	421,333[6]	11,421,333
				Fiscal 2021 Equity Grant:	20,432,812[2]					20,432,812
										31,854,145
				Five-Year Leadership Continuity Grant:	25,002,191					25,002,191
				Total:	45,435,003					56,856,336
	2021	1,000,000	12,000,000		—	15,666,463	—	—	179,136	28,845,599
	2020	1,000,000	2,038,000		—	—	15,462,000	—	167,992	18,667,992
Joseph S. Steinberg Chairman of the Board	2022	810,693	—		—	—	—	—	499,024[7]	1,309,717
	2021	810,693	—		—	—	—	—	487,162	1,297,855
	2020	810,693	—		—	—	—	—	479,479	1,290,172
Teresa S. Gendron Executive Vice President and Co-Chief Financial Officer	2022	500,000	1,500,000		—	—	—	—	5,125	2,005,125
	2021	500,000	1,500,000		—	—	—	—	4,875	2,004,875
	2020	500,000	571,000		—	—	729,000	—	4,875	1,804,875
Michael J. Sharp Executive Vice President and General Counsel	2022	1,000,000	4,000,000		—	—	—	—	5,125	5,005,125
	2021	1,000,000	6,000,000		—	—	—	—	4,875	7,004,875
	2020	1,000,000	2,100,000		—	—	2,900,000	—	4,875	6,004,875
Matthew S. Larson Executive Vice President and Co-Chief Financial Officer	2022	1,000,000	2,000,000		—	—	—	—	5,072	3,005,072

[1] The values of the awards of stock, stock options and SARs shown in these columns are the awards' grant-date fair values, computed in accordance with FASB ASC Topic 718. Further information on the valuation assumptions relating to these awards granted in fiscal 2022 can be found in Note 13 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2022. The grant-date fair value of stock awards in fiscal 2022 reflects their fair value after taking into account illiquidity discounts due to mandatory post-vesting holding periods. The fair value of the performance-based RSUs granted in fiscal 2022 is based on the assumption that the maximum level of performance based on return on tangible equity will be achieved over the three-year performance period.

[2] In December 2021, the Compensation Committee awarded each of Messrs. Handler and Friedman RSUs with a value of $9.0 million and PSUs with a value of $9.0 million. Such values were calculated based on the grant-date fair market value of the underlying shares (the target number of underlying shares in the case of the performance-based RSUs). Under applicable SEC reporting and accounting rules, the value at the grant date is reported based on the probable outcome of the performance conditions reflecting the assumption that the maximum level of performance based on return on tangible equity will be achieved over the three-year performance period, and includes discounts due to post-vesting illiquidity.

[3] Some of the items under this caption constitute taxable income to the named executive officers. These amounts are reported as taxable income for the executives pursuant to IRS rules which differ from the SEC reporting rules used to report the amounts reflected in this table and these notes.

Certain of our named executive officers benefit from personal use of our aircraft. In addition, family members of our named executive officers may, in certain circumstances, accompany the named executive officers on business as well as personal travel on our aircraft, resulting in additional costs. Reported costs for personal use of our aircraft consist of the incremental costs incurred as a result of personal flight activity, including fuel, repairs, maintenance, personal supplies and meals and flight crew meals and lodging.

Incremental costs do not include depreciation, hanger rent, insurance, flight crew salaries and benefits and other fixed expenses that would have been incurred regardless of whether there was any personal use of our aircraft. For 2022, the total amount of our disallowed tax deduction resulting from the personal use of our aircraft by Messrs. Handler, Friedman, Steinberg and their guests was approximately $5.3 million. Messrs. Handler, Friedman and Steinberg receive the use of drivers, cars and other transportation benefits for business as well as personal use. Disclosed amounts for personal use of drivers, cars and other transportation benefits for each executive are derived based on an allocation of the total cost of driver compensation (including bonus and benefits), parking costs, vehicle depreciation and all other vehicle operating costs.

[4] The present value of Mr. Handler's accumulated pension benefit declined by $103,801 in fiscal 2022.

[5] Includes $350,000 in incremental costs for personal use of our aircraft, $107,296 in personal use of a car and drivers, and $5,125 in contributions to the Profit Sharing Plan (PSP).

[6] Includes $276,983 in incremental costs for personal use of our aircraft, $139,225 in personal use of a car and driver, and $5,125 in contributions to the PSP.

[7] Includes $350,000 in incremental costs for personal use of our aircraft, $96,329 in personal use of a car and drivers, $48,642 in deferred compensation plan contributions, and $4,053 in contributions to a Savings and Retirement Plan.

Grants of Plan-Based Awards in Fiscal 2022

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards; Number of Shares of Stock or Units (#)	Grant—dated fair value of stock awards ($)[5]
		Threshold (# shares)[2]	Target (# shares)[3]	Maximum (# shares)[4]		
Richard B. Handler	12/16/2021 [1]	176,563	235,417	353,126	—	12,259,694
Richard B. Handler	12/16/2021	—	—	—	235,417	8,173,118
Richard B. Handler	12/16/2021	—	—	—	871,992	25,002,191
Brian P. Friedman	12/16/2021 [1]	176,563	235,417	353,126	—	12,259,694
Brian P. Friedman	12/16/2021	—	—	—	235,417	8,173,118
Brian P. Friedman	12/16/2021	—	—	—	871,992	25,002,191
Joseph S. Steinberg	—	—	—	—	—	—
Teresa S. Gendron	—	—	—	—	—	—
Michael J. Sharp	—	—	—	—	—	—
Matthew S. Larson	—	—	—	—	—	—

[1] Grant of long-term performance-based RSUs to each executive, as discussed in the CD&A. RSUs are subject to performance as well as service-based vesting requirements.

[2] Performance required to earn RSUs at the threshold level is achievement of at least 7.5% return on tangible equity over the three-year period from fiscal 2021 - 23. Please refer to our CD&A for additional information.

[3] Performance required to earn RSUs at the target level is achievement of at least 10% return on tangible equity over the three-year period from fiscal 2021 - 23. Please refer to our CD&A for additional information.

[4] Performance required to earn RSUs at the maximum level is achievement of at least 15% return on tangible equity over the three-year period from fiscal 2021 - 23. Please refer to our CD&A for additional information.

[5] This column reports the fair value of equity awards granted to the executives. Fair value of the performance-based RSUs (the equity incentive plan awards) is based on the number of shares that may be earned for maximum performance. See also footnote 1 to the Summary Compensation Table.

Outstanding Equity Awards at Fiscal Year-End 2022

Name	Option Awards Number of securities underlying unexercised options exercisable (#)	Stock Awards Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)[1]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[1]
Richard B. Handler	1,670,844 [2]	835,422 [2]	23.75	12/5/2030	1,209,198 [3]	$45,937,432	365,551 [4]	$ 13,887,282
Richard B. Handler	—	—	—	—	902,674 [5]	$34,292,572	—	—
Richard B. Handler	—	—	—	—	243,700 [6]	$ 9,258,175	—	—
Brian P. Friedman	1,670,844 [2]	835,422 [2]	23.75	12/5/2030	1,209,198 [3]	$45,937,432	365,551 [4]	$ 13,887,282
Brian P. Friedman	2,000	—	24.00	8/8/2023	902,674 [5]	$34,292,572	—	—

Name	Option Awards Number of securities underlying unexercised options exercisable (#)	Stock Awards Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)[1]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[1]
Brian P. Friedman	—	—	—	—	243,700[6]	$ 9,258,175	—	—
Joseph S. Steinberg	—	—	—	—	—	—	—	—
Teresa S. Gendron	—	—	—	—	—	—	—	—
Michael J. Sharp	—	—	—	—	—	—	—	—
Matthew S. Larson	—	—	—	—	—	—	—	—

[1] Based on the closing price per share of our Common Stock on the New York Stock Exchange on November 30, 2022, $37.99 per share.

[2] The unexercisable options become exercisable on December 6, 2023. The option agreement covering 50% of the option shares provides also for the crediting of dividend equivalents if regular quarterly dividends increase during the first 9.5 years after grant, in which case the executive is credited with a cash amount equal to two times the excess dividend amount for each share underlying that option. The credited amounts are converted to share units at each dividend payment date, and will be settled June 6, 2030.

[3] Represents compensation year 2020 performance-based RSUs that were earned by achievement of three-year compounded TSR performance goals during fiscal years 2020 - 2022. The number of RSUs includes RSUs resulting from dividend equivalents that are forfeitable to the same extent as the underlying award. These RSUs are subject to service-based vesting through January 29, 2023.

[4] Represents compensation year 2022 performance-based RSUs that may be earned by achievement of three-year return on tangible equity performance goals during fiscal years 2021-2023. The number of RSUs assumes performance is achieved at the maximum performance level, and includes RSUs resulting from dividend equivalents that are forfeitable to the same extent as the underlying award. All of the RSUs are subject to service-based vesting through December 16, 2024.

[5] The number of RSUs includes RSUs resulting from dividend equivalents that are forfeitable to the same extent as the underlying award. These RSUs are subject to service-based vesting through December 16, 2026.

[6] The number of RSUs includes RSUs resulting from dividend equivalents that are forfeitable to the same extent as the underlying award. These RSUs are subject to service-based vesting through December 16, 2024.

Option Exercises and Stock Vested in Fiscal 2022

The table below provides information regarding stock options exercised and stock awards vested during fiscal 2022 for each of our named executive officers. The gain upon exercise of the options and the value of stock awards is based on the average of the high and low sales prices of our shares on the New York Stock Exchange on the day the options were exercised or the stock award vested.

Name	Option awards Number of shares acquired on exercise (#)	Option awards Value realized on exercise ($)	Stock awards Number of shares acquired on vesting (#)	Stock awards Value realized on vesting ($)
Richard B. Handler	—	—	722,592	25,594,209
Brian P. Friedman	2,000[1]	21,870	722,592	25,594,209
Joseph S. Steinberg	4,000[1]	42,080	—	—
Teresa S. Gendron	—	—	—	—
Michael J. Sharp	—	—	—	—
Matthew S. Larson	—	—	—	—

[1] These options were issued in July, 2019, in connection with the merger in which HomeFed Corporation became our wholly owned subsidiary. At that time, options to purchase HomeFed common stock that previously had been granted to Mr. Friedman and Mr. Steinberg as compensation for service on the HomeFed Board of Directors were assumed by us, becoming options to purchase our shares.

Pension Benefits in 2022

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Richard B. Handler	Jefferies Group	16 (frozen)	$ 303,744	$0
	Employees' Pension Plan			

To calculate the value above, we assumed that benefit commencement is at age 65 (our pension plan's normal retirement age). We also assumed that 85% of Mr. Handler's benefit is paid as a lump sum calculated using an interest rate of 5.7% and mortality assumption required under Revenue Ruling 2007-67 and that 15% of his benefit is paid as a single life annuity calculated using a 4.8% discount rate and RP-2014 annuitant mortality. In addition, the figure provided is based on age 65 present values discounted back to current age. We also assumed no pre-retirement mortality.

Jefferies Group first adopted its pension plan in 1964 and stopped admitting new participants into the plan on April 1, 1997. Effective December 31, 2005, benefits under the plan were frozen. All persons who were Jefferies Group employees prior to April 1, 1997, who are citizens or residents of the United States, who are 21 years of age and who have completed one year of service are covered by the pension plan. The plan is a defined benefit plan funded through our ongoing contributions and through earnings on existing plan assets. The amount an employee will receive as a plan benefit depends on the person's covered compensation during specific plan years. An employee retiring at age 65 will receive 1% of the employee's covered compensation from January 1, 1987, until termination of employment plus 20% of the first $4,800 and 50% of amounts exceeding $4,800 of annual average covered compensation for 1985 and 1986. Benefits under the plan are payable for the remaining life of the participant and are not subject to deduction for Social Security benefits or other offsets.

Since 2004, the amount of covered compensation has been capped at $210,000 per year. An employee who retires upon normal retirement at age 65 with at least four years of service will receive a full vested benefit. An employee who retires at age 55 with at least four years of service will receive the normal retirement benefit reduced by 1/2% for each month benefit payments commence before age 65. Employees who terminate employment for reasons other than death or retirement will be entitled to the vested portion of their benefits at their normal or early retirement age. Benefits vest at the rate of 0% for the first year of service, 33% for each of the next two years of service and 34% for the fourth year of service. The retirement benefits payable at age 65 for those employees with service prior to January 1, 1987, will be composed of two items: (1) a benefit for service up to December 31, 1986, in accordance with the original plan formula recognizing pay up to $100,000 and (2) a benefit for service commencing on January 1, 1987, equal to 1% of covered compensation through the date of termination.

Non-Qualified Deferred Compensation

The following table provides information on amounts that the named executive officers are entitled to receive under our non-qualified deferred compensation arrangements, including deferrals of vested restricted stock units under our 2003 Incentive Compensation Plan, and our Equity Compensation Plan, and Mr. Handler's self-directed deferred compensation account which was in place before he became CEO of Jefferies Group in 2001.

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings (Losses) in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)[4]
Richard B. Handler	—	—	11,284,560[5]	88,958,856	363,190,142[6]
Brian P. Friedman	—	—	644,182[7]	88,958,856	119,861,074[8]
Joseph S. Steinberg	—	48,642	(47,702)	—	963,261

[1] Value of shares vesting but deferred as to settlement or value of other contributions during the fiscal year.

[2] All amounts are included in the Summary Compensation Table in All Other Compensation.

[3] Earnings and losses are based upon the investment direction of the named executive officer, the change in value of our shares underlying vested RSUs and the value of dividend equivalents credited as additional RSUs.

[4] Amounts in the table reflect compensation granted in multiple years, including compensation that has been deferred on a mandatory or voluntary basis and market returns on investments that deferred amounts were deemed invested in, which have accrued over time. Specifically, amounts in the table consist of (i) contributions resulting from compensation that has been disclosed in the Summary Compensation Table in this and previous Proxy Statements (to the extent the executive was a named executive officer in the year of deferral and the amount was otherwise required to be disclosed under SEC rules then in effect), plus (ii) earnings on deferred amounts, less (iii) distributions.

[5] Includes $13,038,872 in increased value of vested RSUs and $1,174,312 decreased value of Mr. Handler's self-directed deferred compensation account. The change in value of RSUs represents the value of vested RSUs held at the end of the fiscal year plus the value of any RSUs distributed during the year (in each case including those acquired based on dividend equivalents credited during the year) less the value of the RSUs held at the beginning of the year or, if contributed during the year, less the value at the time of such contribution.

(6) Includes $351,841,469 in value of vested RSUs and $11,348,673 in value in the self-directed deferred compensation account. The deferred compensation in the self-directed account originally was earned while Mr. Handler was head of Jefferies Group's high yield division, prior to Mr. Handler becoming an executive officer of Jefferies Group. The last deferral into Mr. Handler's self-directed deferred compensation account was in 2000.

(7) Represents the value of vested RSUs held at the end of the fiscal year plus the value of any RSUs distributed during the year (in each case including those acquired based on dividend equivalents credited during the year) less the value of the RSUs held at the beginning of the year or, if contributed during the year, less the value at the time of such contribution.

(8) Represents the value of vested RSUs held at the end of the fiscal year.

Potential Payments upon Termination of Employment or Change in Control

The following information describes and quantifies (where possible) certain enhanced compensation that would become payable under then-existing agreements and plans if the named executive officer's employment had terminated on November 30, 2022. Voluntary resignation or termination for cause would not result in any enhancement in compensation.

Named Executive Officer Termination Payments

SEVERANCE PAYMENTS

Messrs. Handler, Friedman, Sharp and Larson are subject to the Jefferies severance policy, which provides:

• One-half month's salary of severance for each year of service, up to a maximum of six months' pay

• If retirement eligible (age plus years of service is at least 60), severance maximum is increased to 12 months' salary

Mr. Steinberg is subject to the legacy Leucadia severance policy:

• One month's pay for each year of service, up to a maximum of 24 months

• Pay is defined as salary plus average bonus (excluding one-time, tenure or holiday bonus)

On July 17, 2022, Ms. Gendron and the Company entered into an agreement that provided for her continued service until a separation date in 2023, at which time her service will end. Under the agreement, Ms. Gendron received a year-end payment of $1,500,000; and will receive a $2,000,000 mid-year payment after the separation date, subject to execution of a signed release. The foregoing amounts are in lieu of any other payments, including severance, due to Ms. Gendron.

Summary of Payments upon Termination or Change in Control

The table below shows the estimated value of enhanced compensation to which a named executive officer would have been entitled if the executive's employment had been terminated on November 30, 2022. For purposes of valuing these amounts, we took into account the following considerations:

• Equity awards that immediately vest upon death or disability are valued at $37.99 per share, the closing price of our shares on the last trading day of fiscal 2022.

• Amounts a named executive officer has deferred through our deferred compensation plans are non-forfeitable, so whether these amounts continue to be deferred or are paid out following the change in control or termination of employment does not represent a payment or enhancement to benefits resulting from the change in control or termination of employment. Amounts of such deferred compensation are shown above under the caption "Non-Qualified Deferred Compensation."

• Stock options granted in fiscal 2021 to our executive officers, which include certain rights to excess dividend equivalents, are non-forfeitable upon their retirement, and each of those executive officers is eligible for retirement. Therefore, the acceleration of the exercisability of stock options would not constitute an enhancement of compensation.

- Amounts shown for compensation following a change in control assume that no payment to a named executive officer would have been reduced to avoid adverse tax consequences under Code Sections 4999 and 280G. No named executive officer is eligible to receive a "gross-up" payment to offset golden parachute excise taxes under Code Section 4999 or to reimburse the executive for related taxes.

- Except as otherwise indicated, all amounts reflected in the table would be paid on a lump-sum basis based on a November 30, 2022 termination date, subject to any applicable six-month delay required under Section 409A of the Internal Revenue Code.

Name	Involuntary Termination Following a Change-in-Control ($)	Following a Change-in-Control	Involuntary Termination ($)	Retirement[1]	Death or Disability ($)
Richard B. Handler	86,620,487[2]	—	86,620,487[2]	—	85,620,487[4]
Brian P. Friedman	86,509,262[3]	—	86,509,262[3]	—	85,620,487[4]
Joseph S. Steinberg	1,621,386[5]	—	1,621,386[5]	—	—
Michael J. Sharp	509,582[6]	—	509,582[6]	—	
Teresa S. Gendron	3,500,000[7]	—	3,500,000[7]	—	—
Matthew S. Larson	94,456[6]	—	94,456[6]	—	—

[1] Does not include certain pension benefits for Mr. Handler under the Jefferies Group Employees' Pension Plan, as reflected in the Pension Benefits in 2022 table.

[2] Includes $1,000,000 of severance payments pursuant to Jefferies' severance policy and the value of unvested RSUs that would vest upon termination of employment by the Company not for cause or, in connection with a change in control, by the executive for good reason.

[3] Includes $888,775 of severance payments pursuant to Jefferies' severance policy and the value of unvested RSUs that would vest upon termination of employment by the Company not for cause or, in connection with a change in control, by the executive for good reason.

[4] Represents the value of unvested RSUs that would have vested automatically upon death or disability.

[5] Consists of severance payments pursuant to the legacy Leucadia severance policy.

[6] Consists of severance payments pursuant to Jefferies' severance policy.

[7] Consists of payments that would be made under the executive's separation agreement.

CEO Pay Ratio Information

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the median of the annual total compensation of our employees and the annual total compensation of Richard Handler, our Chief Executive Officer.

To identify the median of the annual total compensation of our employees, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments, and estimates that we used were as follows.

We determined that, as of November 30, 2022, our employee population (other than our CEO) consisted of approximately 5,568 individuals working for us and our consolidated subsidiaries, including all U.S. employees and non-U.S. employees and all full-time, part-time, seasonal and temporary workers.

To identify the 2022 "median employee" from our employee population, we conducted an analysis of our entire employee population. Given the variety of the jobs filled by our employees across multiple industries, we use a variety of pay elements to compensate our employees. For example, some employees are paid an hourly wage while others are paid a fixed salary. In addition, many of our employees have historically received cash bonuses. Consequently, we used payroll data and selected all wages paid (including hourly, overtime and salary) and all bonuses paid as the most appropriate measure of compensation. We converted all foreign currency into U.S. dollars. We used all such compensation paid to our employees for the fiscal 2022 year: December 1, 2021 through November 30, 2022. In making these calculations, we annualized (through November 30, 2022), as permitted, the compensation of those permanent employees who were hired after December 1, 2021. In our analysis, we did not annualize or otherwise adjust compensation for temporary or seasonal employees and did not make any full-time adjustments for anyone. Additionally, we made no cost-of-living adjustments in our calculations.

We calculated our median employee's fiscal 2022 total compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, the same way we calculated the total compensation of our CEO as disclosed in our Summary Compensation Table. Using this methodology, we determined that our median employee's fiscal 2022 total compensation was $234,913. Based on this information, we estimate that, for 2022, our CEO's annual total compensation (which for these purposes, in line with SEC rules, also included the 2021 equity grants and the Leadership Continuity Grant) was approximately 242 times that of the median of the annual total compensation of all other employees.

<table>
<tr><td>**PROPOSAL**
3</td><td>

Advisory Vote on Frequency of Executive-Compensation Program Vote

 **THE BOARD RECOMMENDS A VOTE FOR "1 YEAR." ON AN ADVISORY BASIS, ON THE FREQUENCY VOTE TO APPROVE THE EXECUTIVE-COMPENSATION PROGRAM**
</td></tr>
</table>

In addition to seeking our shareholders' advisory vote on the compensation of our named executive officers, we are required to give our shareholders the opportunity to vote, on a non-binding, advisory basis, for their preference as to how frequently we should seek future advisory votes on the compensation of our named executive officers. By voting on this proposal, shareholders may indicate whether they would prefer that we conduct future advisory votes on executive compensation every year, every two years or every three years. For the reasons discussed below, the Board of Directors recommends that advisory votes on executive compensation take place every year.

While our executive compensation programs are designed to, among other things, provide incentives for superior long-term performance, the Board recognizes that executive compensation disclosures are made annually, and that holding the advisory vote on executive compensation every year allows shareholders to continue to provide timely, direct input on our executive compensation programs. The Board believes that an annual vote is consistent with the Company's efforts to engage in an ongoing dialogue with shareholders on executive compensation matters.

Although the vote is non-binding, our Compensation Committee and Board will review the results of the vote. Consistent with Jefferies' record of shareholder responsiveness, they will consider shareholders' views and take them into account in determining the frequency of future advisory votes on executive compensation. Notwithstanding the Board of Directors' recommendation and the outcome of the shareholder vote, the Board may in the future decide to vary its practice regarding the frequency with which advisory votes are conducted based on factors such as discussions with shareholders and the adoption of material changes to compensation programs.

Our Board recommends a vote FOR the option of "1 Year" as the frequency with which shareholders are provided with an advisory vote on the compensation of our named executive officers.

Audit Matters

<table>
<tr><td>**PROPOSAL**
4</td><td>## Ratification of Independent Auditors

 **THE BOARD RECOMMENDS A VOTE** FOR **THE RATIFICATION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT AUDITORS**</td></tr>
</table>

The Audit Committee selected Deloitte & Touche LLP (Deloitte) as our independent auditors for 2023, and we are requesting our shareholders to ratify this selection. This proposal is being submitted to shareholders because we believe that this action follows sound corporate practice and is in the best interests of the shareholders. If the shareholders do not ratify the selection, such a vote will not be binding, but it will be considered a direction to our Audit Committee to consider selecting another firm. If the shareholders ratify the selection, the Audit Committee, in its discretion, may still direct the appointment of new independent auditors at any time during the year if they believe that this change would be in our and our shareholders' best interests.

Fees Paid to Our Independent Auditors

The following table sets forth the aggregate fees incurred by us for 2022 and 2021 relating to services performed by Deloitte:

	Fiscal Year Ended November 30, 2022	Fiscal Year Ended November 30, 2021
Audit Fees	$14,411,436	$11,708,864
Audit Related Fees	891,753	1,461,380
Tax Fees	282,435	286,440
All Other Fees	13,180	13,180
	$15,598,804[1]	$13,469,864[1]

[1] In the table above, in accordance with the SEC's definitions and rules, Audit Fees are fees paid for professional services for the audit of our consolidated financial statements included in our Form 10-K and review of financial statements included in our Form 10-Qs, and for services that are normally provided by the accountants in connection with regulatory filings or engagements. Audit Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. Tax Fees are fees for tax compliance, tax advice and tax planning. All Other Fees are fees for services not included in the first three categories. All services were approved by the Audit Committee.

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit work performed by our independent auditor. Specifically, the Committee has pre-approved certain specific categories of work and initially authorized annual amounts for each category. For additional services or services in an amount above the initially authorized annual amount, additional authorization from the Audit Committee is required. The Audit Committee delegated to the Audit Committee Chair the ability to provide both general pre-approvals (where no specific, case-by-case approval is necessary under SEC rules) and specific pre-approvals. Any pre-approval decisions made by the Audit Committee Chair under this delegated authority are reported to the full Audit Committee. All requests for services provided by our independent auditor that do not require specific approval by the Audit Committee are required to be submitted to our Chief Financial Officer to ensure that such services are within the scope of those services that have been pre-approved by the Audit Committee. The Chief Financial Officer provides periodic reports to the Audit Committee regarding services that were approved in this manner.

We have been advised that one or more representatives of Deloitte, our independent auditors, is expected to attend the Annual Meeting, will have an opportunity to make a statement, if any such representative desires to do so, and is expected be available to respond to appropriate questions.

Audit Committee Report

Management is responsible for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles and the establishment and effectiveness of internal controls and procedures designed to assure compliance with generally accepted accounting principles and applicable laws and regulations. Our independent auditors during fiscal 2022, Deloitte & Touche LLP, were responsible for performing an independent audit of our financial statements and internal controls over financial reporting in accordance with the standards of the United States Public Company Accounting Oversight Board (PCAOB) and expressing an opinion as to the conformity of our financial statements with generally accepted accounting principles and the effectiveness of our internal control over financial reporting. Our independent auditors had free access to the Audit Committee to discuss any matters they deemed appropriate.

In performing our oversight role, the Audit Committee reviewed and discussed our audited financial statements with each of management and our independent auditors and discussed with our independent auditors the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The Audit Committee has received the written disclosures and letters from our independent auditors in accordance with the applicable requirements of the PCAOB regarding auditor independence and has discussed with the auditors their independence. Based on the reports and discussions described in this Report, the Audit Committee recommended to our Board that our audited financial statements for 2022 be included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2022 for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors

Jacob M. Katz, Chairman
Linda L. Adamany
Barry J. Alperin
Thomas W. Jones
Melissa V. Weiler

Stock Ownership Information

Ownership of Our Common Stock

Beneficial Owner[1]	Number of Shares and Nature of Beneficial Ownership[2]	Percent of Class[3]
Five-Percent-or-More Beneficial Owners		
The Vanguard Group	19,877,075[4]	8.7%
BlackRock, Inc.	18,378,452[5]	8.1%
Directors and Named Executive Officers		
Linda L. Adamany	64,020	*
Barry J. Alperin	46,554	*
Robert D. Beyer	132,715[8]	*
Matrice Ellis Kirk	10,100[9]	*
Brian P. Friedman	7,664,729[10]	3.3%
MaryAnne Gilmartin	36,554[6]	*
Teresa S. Gendron	30,084	*
Richard B. Handler	17,802,850[11]	7.5%
Thomas W. Jones	55,962	*
Matthew S. Larson	—	*
Jacob M. Katz	36,554	*
Michael T. O'Kane	104,773[7]	*
Michael J. Sharp	68,657[12]	*
Joseph S. Steinberg	22,029,904[13]	9.7%
Melissa Weiler	18,100[9]	*
All directors and executive officers as a group (16 persons)	48,101,582[14]	19.8%

* Less than 0.1%.

[1] Except for Vanguard and BlackRock, the business address of each person is c/o Jefferies Financial Group Inc., 520 Madison Avenue, New York, NY 10022. The list of owners consists of our directors, named executive officers and, to our knowledge, all 5% shareholders.

[2] Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Beneficial ownership of shares owned by directors and executive officers is as of the record date of January 30, 2023. For all beneficial owners in the table, unless otherwise noted, voting and investment power are held solely by the reporting person. Ownership of restricted shares includes voting but no investment power. Ownership of vested restricted stock units (RSUs) and options includes the right to acquire voting and investment power within 60 days (except as otherwise noted). Shares held under the Profit Sharing Plan (PSP) and Employee Stock Ownership Plan (ESOP) are held by the plan trustee and include sole voting and limited investment power. Unless otherwise noted, all other ownership of shares reported includes voting and investment power. Ownership of shares reported below as excluded does not include voting or investment power.

[3] Based on 227,572,930 shares outstanding as of January 30, 2023. Securities included in beneficial ownership because they could be acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage.

[4] The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355, reported sole voting power over 0 shares, shared voting power over 96,642 shares, sole dispositive power over 19,616,146 shares and shared dispositive power over 260,929 shares as of December 31, 2022 in its amended Schedule 13G filed on February 9, 2023.

[5] BlackRock, Inc., 55 East 52nd Street, New York, NY 10055, reported sole voting power over 17,471,902 shares, sole dispositive power over 18,378,452 shares and no shared voting or dispositive power as of December 31, 2022 in its amended Schedule 13G filed on February 7, 2023.

[6] Includes 14,833 restricted shares.

[7] Includes 64,462 vested and non-forfeitable share units.

[8] Includes 14,833 unvested restricted share units and 27,634 vested and non-forfeitable share units.

[9] Includes 8,721 restricted shares.

(10) Assuming Mr. Friedman's continued employment with us through the expiration of all applicable vesting and deferral periods and that goals required for earning performance-based awards are achieved at target levels, he would beneficially own 10,256,478 shares (4.4% of the outstanding class). The number in the table includes (i) 1,690,247 presently exercisable options; (ii) 37,086 PSP and ESOP shares; (iii) 3,036,329 vested and non-forfeitable RSUs of which 1,827,131 would be settled more than 60 days after January 30, 2023 under award terms, even if a termination of employment had occurred on that date; and (iv) 250,000 shares in a brokerage margin account available as security for outstanding margin balances. If the vested and non-forfeitable RSUs not settleable within 60 days were deemed not to constitute beneficial ownership, the total beneficial ownership would be 5,837,598 shares (2.5% of the outstanding class).

(11) Assuming Mr. Handler's continued employment with us through the expiration of all applicable vesting and deferral periods and that goals required for earning performance-based awards are achieved at target levels, he would beneficially own 20,466,109 shares (8.5% of the outstanding class). The number in the table includes (i) 1,688,247 presently exercisable options; (ii) 117,569 PSP and ESOP shares; (iii) 927,356 shares held in family trusts with shared voting and investment power; (iv) 5,197,628 shares in a brokerage margin account available as security for outstanding margin balances; and (v) 9,430,022 vested and non-forfeitable RSUs and deferred shares of which 8,220,824 would be settled more than 60 days after January 30, 2023 under award terms, even if a termination of employment had occurred on that date. If the vested and non-forfeitable RSUs not settleable within 60 days were deemed not to constitute beneficial ownership, the total beneficial ownership would be 9,584,729 shares (4.2% of the outstanding class).

(12) Includes 4 PSP and ESOP shares.

(13) Includes 2,438,979 shares held directly by Mr. Steinberg, 22,522 shares in a brokerage margin account available as security for outstanding margin balances, 106,972 shares held by Mr. Steinberg's spouse over which Mr. Steinberg may be deemed to have shared voting and investment power, 19,399,191 shares held by corporations wholly owned by Mr. Steinberg, family trusts or corporations wholly owned by family trusts as to which Mr. Steinberg has sole voting and investment power, 84,762 shares held in a charitable trust over which Mr. Steinberg may be deemed to have shared voting and investment power.

(14) Includes 12,571,063 vested and non-forfeitable RSUs and deferred shares and 3,378,494 shares underlying exercisable options.

Additional Information

Biographies of Other Executive Officers

Michael J. Sharp | 67

EXECUTIVE VICE PRESIDENT
GENERAL COUNSEL

Mr. Sharp has been our Executive Vice President and General Counsel since March 2013. Mr. Sharp also served as Jefferies Group's Executive Vice President, General Counsel and Secretary, positions from November 2010 until the merger of Jefferies Group into Jefferies in November 2022. Prior to joining Jefferies Group in September 2010, Mr. Sharp had been a partner with the law firm of Wilmer Cutler Pickering Hale & Dorr LLP. Previously, Mr. Sharp was Deputy General Counsel of Citigroup and General Counsel of Citigroup's Global Wealth Management, Global Consumer Bank and Global Credit Card business units. Before his twelve years at Citigroup, Mr. Sharp was a litigation associate at Cravath, Swaine & Moore, which he joined in 1992. Mr. Sharp began his legal career as a judicial clerk on the U.S. Court of Appeals for the Eleventh Circuit. Before embarking on a legal career, Mr. Sharp traded U.S. Treasury Bonds from 1981 to 1988.

Mr. Sharp received a J.D. from the University of Georgia School of Law (where he was editor-in-chief of the Law Review), an M.B.A. from Cornell University and a B.A. from Fordham University.

Matthew S. Larson | 50

EXECUTIVE VICE PRESIDENT
CO-CHIEF FINANCIAL OFFICER,
PRINCIPAL FINANCIAL OFFICER

Mr. Larson became our Executive Vice President, Co-Chief Financial Officer, and Principal Financial Officer in November 2022 in connection with the merger of Jefferies Group into Jefferies. He served as the Chief Financial Officer of Jefferies Group from August 2020 until November 2022. Prior to joining Jefferies, Mr. Larson was employed as the Chief Financial Officer of Barclays Americas and Barclays PLC Global Markets from 2017 to 2020, and Managing Director, America's Controller of Barclay's Investment Bank from 2014 to 2017. Prior to that, Mr. Larson was a Managing Director at Goldman Sachs where he held several roles in the Finance Division.

Mr. Larson is a C.P.A. and graduated from Idaho State University, where he obtained a Bachelor of Science in Finance.

Teresa S. Gendron | 53

EXECUTIVE VICE PRESIDENT
CO-CHIEF FINANCIAL OFFICER

Ms. Gendron has been our Vice President and Chief Financial Officer since September 2014 and became Executive Vice President and Co-Chief Financial Officer in November 2022. From 2011 until her employment with us, Ms. Gendron was the Vice President and Controller of Gannett Co., Inc., a NYSE listed international media and marketing solutions company, and performed the duties of Chief Accounting Officer. Previously, Ms. Gendron was Vice President and Controller at Nasdaq listed NII Holdings, Inc., a mobile communication services company, which she joined as its Finance Director in 1998. Ms. Gendron began her career in accounting at KPMG LLP in 1991 and is a C.P.A.

Ms. Gendron is on the board of Hillman Solutions Corp., a NASDAQ listed provider of complete hardware solutions. Ms. Gendron is a member of its Audit Committee and is recognized as a Certified Director by the National Association of Corporate Directors. Ms. Gendron's service on the Hillman board is solely in her individual capacity and not as a representative of Jefferies.

Ms. Gendron received an M.B.A. from Georgetown University, a Global Executive M.B.A. from ESADE Business School of Ramon Llull University in Barcelona, Spain and a B.S. in Commerce with a concentration in Accounting from the University of Virginia.

Mark Cagno | 52

VICE PRESIDENT
CO-CONTROLLER
CHIEF ACCOUNTING OFFICER

Mr. Cagno was appointed Vice President, Co-Controller, and Chief Accounting Officer in November 2022 in connection with the merger of Jefferies Group into Jefferies. He previously served as Global Controller for Jefferies Group, a position he held since 2008, as well as Head of Operations of Jefferies Group since 2014. Mr. Cagno has 30 years of financial industry experience in a multitude of control, valuation, regulatory and operations functions.

After attending Pace University where he received his BA in Accounting, he worked at Salomon Brothers and CSFB in Treasury and Operations capacities. Mr. Cagno then joined Morgan Stanley where he performed various Business Unit Control, Valuation and Operations functions during his 14 years tenure, with his last responsibility being the Cohead of Fixed Income, Equity and Wealth Management BCG (Business Unit Controllers Group).

Forward-Looking Statements

This document contains certain "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current views and include statements about our future and statements that are not historical facts. These forward-looking statements are usually preceded by the words "should," "expect," "intend," "may," "will," "would," or similar expressions. Forward-looking statements may contain expectations regarding revenues, earnings, operations, and other results, and may include statements of future performance, plans, and objectives. Forward-looking statements may also include statements pertaining to our strategies for future development of our businesses and products. Forward-looking statements represent only our belief regarding future events, many of which by their nature are inherently uncertain. It is possible that the actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Information regarding important factors, including Risk Factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements is contained in reports we file with the SEC. You should read and interpret any forward-looking statement together with reports we file with the SEC. We undertake no obligation to update or revise any such forward-looking statement to reflect subsequent circumstances.

Past performance may not be indicative of future results. Different types of investments involve varying degrees of risk. Therefore, it should not be assumed that future performance of any specific investment or investment strategy will be profitable or equal the corresponding indicated performance level(s).

Important Information for Our Shareholders

ONLINE ACCESS TO PROXY MATERIALS

This Proxy Statement and the following additional proxy materials are available online at proxyvote.com:

- 2022 Annual Report
- Proxy card and voting instructions

ATTENDING OUR ANNUAL MEETING

Holders of our shares at the close of business on January 30, 2023, the record date, or their representatives are permitted to attend our Annual Meeting. At the close of business on the record date there were 227,572,930 shares outstanding and entitled to vote, each of which entitles the holder to one vote on each proposal. For security purposes, no cameras, recording devices, or amplification devices will be permitted at the meeting.

VOTING

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may vote your shares without attending the Annual Meeting. Voting instructions, including instructions for both telephonic and internet voting, are outlined in the Notice of Internet Availability of Proxy Materials and on your proxy card.

		If you are a shareholder of record	**If you hold your shares in street name**
	By Internet (24 hours a day):	proxyvote.com	proxyvote.com
	By Telephone (24 hours a day):	1-800-690-6903	1-800-690-6903
	By Mail:	Return a properly executed and dated proxy card in the provided pre-paid envelope	Return a properly executed and dated voting instruction form by mail, depending upon the method(s) your bank, brokerage firm, broker-dealer or other similar organization makes available

The deadline for voting by telephone or using the internet is 11:59 p.m. EDT on Tuesday, March 28, 2023.

Shares represented by properly executed proxies, received by us or voted by telephone or via the internet, which are not revoked, will be voted at the Annual Meeting in accordance with the instructions contained therein. Subject to the broker non-vote rules discussed below, if instructions are not given, proxies will be voted **for** the election of each nominee, **for** the approval of our executive-compensation program, **for** voting on our executive-compensation program annually and **for** the ratification of our independent auditors. Other than shares held in our Profit Sharing Plan, your shares will not be voted if you do not return a signed proxy card or vote in person, by telephone or via the internet.

How can I attend, vote and participate at the virtual Annual Meeting?

To provide a consistent experience to all our shareholders regardless of where they are located and to make it easier for our shareholders to attend, we are holding our Annual Meeting in a virtual-only format. At the virtual Annual Meeting, shareholders will be able to listen to the meeting live and vote. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/JEF2023, you must enter the 16-digit control number available on your proxy card if you are a shareholder of record or included in your voting instruction card and voting instructions you received from your broker, bank or other institution. Although you may vote online during the virtual Annual Meeting, we encourage you to vote via the Internet, by telephone or by mail as outlined in the Notice of Internet Availability of Proxy Materials or on your proxy card to ensure that your shares are represented and voted.

A technical support line will be available on the meeting website for any questions on how to participate in the Annual Meeting or if you encounter any difficulties accessing the virtual meeting.

The meeting will begin promptly at 10:00 a.m., New York City time, on Wednesday, March 29, 2023. Online access will begin at 10:00 a.m. New York City time, and we encourage you to access the meeting prior to the start time.

Shareholders will be able to ask questions through the virtual meeting website either before or during the meeting. Questions may be submitted during the virtual Annual Meeting through www.virtualshareholdermeeting.com/JEF2023. The Company will answer appropriate questions during the virtual Annual Meeting.

What is the difference between holding shares as a shareholder of record and holding in street name?
Shareholder of Record. If your shares are registered directly in your name with our transfer agent, American Stock Transfer and Trust Company, you are considered a "shareholder of record" of those shares.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a bank, brokerage firm or other similar organization, then you are a beneficial owner of shares held in street name. In that case, you will have received these proxy materials from the organization holding your account and, as a beneficial owner, you have the right to direct that organization as to how to vote the shares held in your account.

INFORMATION FOR OUR PROFIT SHARING PLAN PARTICIPANTS
For participants in our Profit Sharing Plan (PSP), your shares will be voted by Fidelity Management Trust Company, the plan administrator, as you instruct by returning your signed proxy card. If you sign and return your proxy card but do not designate how your shares should be voted, your shares will be voted as recommended by our Board of Directors. You may also vote your shares online at proxyvote.com or by telephone by calling 1-800-690-6903. You cannot vote your shares in the PSP in person at the meeting. To allow sufficient time for voting, your vote must be received by no later than 11:59 p.m. EDT on Saturday, March 25, 2023, unless otherwise stated in your PSP voting materials. If you do not timely provide your vote, your shares in the PSP will be voted pro rata based on the votes timely received by Fidelity.

REVOCATION OF PROXIES
Any proxy may be revoked at any time before it is exercised by giving written notice of revocation to our Corporate Secretary, at our address set forth herein, by executing and delivering a later-dated proxy, either in writing, by telephone or via the internet, or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not alone constitute revocation of a proxy. If your shares are held in a brokerage, bank, or other institutional account, you must obtain a proxy from that entity showing that you were the owner as of the close of business on January 30, 2023 in order to vote your shares at the Annual Meeting.

REQUIRED VOTES FOR EACH PROPOSAL
1. Election of Directors – Our by-laws require that each director in an uncontested election be elected by the vote of the majority of the votes cast with respect to such director. A majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director.

2. Approval of Executive-Compensation Program – The approval of our executive-compensation program requires the affirmative vote of a majority of votes cast on the matter. The vote is advisory and therefore is not binding on the Compensation Committee, our Board of Directors, or us.

3. Frequency of Vote on Executive-Compensation Program – The alternative receiving a majority of the votes cast -- every year, every two years or every three years – will be the frequency that shareholders approve. If none of the frequency alternatives receive a majority of votes cast, the alternative receiving the greatest number of votes cast will be the frequency shareholders approve. The vote is advisory and therefore is not binding on the Compensation Committee, our Board of Directors, or us.

4. Ratification of Deloitte as Auditors – Ratification of the selection of Deloitte as our independent auditors requires the affirmative vote of a majority of votes cast on the matter. This vote is advisory and therefore is not binding on the Audit Committee, our Board of Directors, or us.

BROKER NON-VOTES AND ABSTENTIONS

A "broker non-vote" occurs when your broker submits a proxy for the meeting but does not vote on non-discretionary matters because you did not provide voting instructions on those matters (this applies to all proposals other than proposal 4 (ratification of our auditors)).

On proposals 1, 2 and 3, abstentions and broker non-votes will not be counted as votes cast and therefore will have no effect for the purpose of determining whether those proposals have been approved.

On proposal 4, abstentions will not be counted as votes cast and therefore will have no effect for the purpose of determining whether the proposal has been approved; however, your broker may vote your shares with respect to this proposal even if you do not submit your voting instruction form. Additionally, abstentions and broker non-votes are counted for the purpose of determining the presence or absence of a quorum for the transaction of business at the annual meeting (which is the holders of a majority of the shares entitled to vote thereat present in person or by proxy).

REQUESTS FOR OUR ANNUAL REPORT AND GOVERNANCE DOCUMENTS

You may request a written copy of the following documents without charge by writing to our Corporate Secretary, Laura Ulbrandt DiPierro, at 520 Madison Avenue, New York, New York 10022, or go to Jefferies.com for an electronic copy.

- 2022 Annual Report, including the financial statements and the financial statement schedules as well as any requested exhibits
- Audit, Compensation, ESG/DEI, Nominating and Corporate Governance, and Risk and Liquidity Oversight Committee Charters
- Corporate Governance Guidelines
- Code of Business Practice
- Corporate Social Responsibility Principles
- Whistle Blower Policy

COMMUNICATING WITH OUR BOARD

Shareholders and other parties interested in communicating directly with our Board, specific members of our Board, including our Lead Director, or non-management directors as a group may do so by writing to such intended recipients, c/o Corporate Secretary, Jefferies Financial Group, 520 Madison Avenue, New York, New York 10022. The Corporate Secretary will review all correspondence and regularly forward to the applicable recipients a summary of all such correspondence that, in the opinion of the Corporate Secretary, deals with the functions of our Board or committees thereof or that the Corporate Secretary otherwise determines requires attention. All directors may at any time review a log of all such correspondence and request copies. Concerns relating to accounting, internal accounting controls or auditing matters will be brought to the attention of the Chair of the Audit Committee.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

The SEC permits companies and intermediaries such as brokers to satisfy the delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single set of proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra conveniences for stockholders and cost savings for companies.

Some brokers household our proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate set of proxy materials, please notify your broker and send a request to our transfer agent, American Stock Transfer and Trust Company, LLC (in writing: 6201 15th Avenue, Brooklyn, New York 11219; by telephone: in the U.S., Puerto Rico and Canada, 1-800-937-5449; outside the U.S., Puerto Rico and Canada, 1-718-921-8200). Stockholders who currently receive multiple sets of the proxy materials at their address and would like to request "householding" of their communications should contact their broker.

PROXY SOLICITATION

We are first mailing this Proxy Statement and proxy card to shareholders on or about February 17, 2023. We bear the costs of our Board's solicitation of your proxy for our 2022 Annual Meeting. Our directors, officers and employees may also solicit proxies from shareholders, but will not receive additional compensation, although they may be reimbursed for out-of-pocket expenses. We have also engaged Innisfree M&A Incorporated, a proxy solicitation agent, to assist us with our solicitation and expect to pay no more than $15,000 for its efforts. We will also reimburse brokers, nominees, fiduciaries and other custodians for reasonable expenses incurred in forwarding our proxy materials to shareholders.

SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR 2024

Shareholders may submit proposals and director nominees for our 2024 Annual Meeting of Shareholders which comply with the rules and regulations of the SEC and our by-laws. Proposals submitted pursuant to Rule 14a-8 under the Exchange Act for inclusion in our proxy materials must be received by us no later than October 20, 2023.

For a shareholder's notice of nomination of one or more director nominees to be included in our proxy statement and ballot for the 2024 Annual Meeting of Shareholders pursuant to the proxy access provision set forth in our by-laws, it must be received by our Secretary at our principal executive office no earlier than 150 days and no later than 120 days prior to the first anniversary date of this Proxy Statement (no earlier than September 20, 2023 and no later than October 20, 2023); provided, however, that if the date of the 2024 Annual Meeting of Shareholders is more than 30 days before or more than 60 days after the first anniversary date of the 2023 Annual Meeting of Shareholders (March 29, 2024), the notice must be so received not earlier than 190 days prior to the date of the 2024 Annual Meeting of Shareholders and not later than the later of 160 days prior to the date of the 2024 Annual Meeting of Shareholders or the tenth day following the day on which public announcement of the date of such meeting is first made. The notice must contain the information required by our by-laws, and the shareholder(s) and nominee(s) must comply with the information and other requirements in our by-laws relating to the inclusion of shareholder nominees in our proxy materials.

If a shareholder seeks to propose other business or nominate a director pursuant to our by-laws, but does not seek to include a proposal or director nominee in our proxy statement for the 2024 Annual Meeting of Shareholders pursuant to proxy access, such proposals for other business or director nominations must be received by our Secretary at our principal executive office no earlier than 150 days and no later than 120 days prior to the first anniversary date of this Proxy Statement (no earlier than September 20, 2023 and no later than October 20, 2023); provided, however, that (i) if the date of the 2024 Annual Meeting of Shareholders is more than 30 days from the first anniversary date of this Proxy Statement (February 17, 2024), a proposal for business must be received no later than the tenth day following the day on which public announcement of the date of such meeting is first made, and (ii) if the date of the 2024 Annual Meeting of Shareholders is more than 30 days before or more than 60 days after the first anniversary date of the 2023 Annual Meeting of Shareholders (March 29, 2024), a director nomination must be received no earlier than 190 days prior to the date of the 2024 Annual Meeting of Shareholders and no later than the later of 160 days prior to the date of the 2024 Annual Meeting of Shareholders or the tenth day following the day on which public announcement of the date of such meeting is first made. The notice must contain the information required by our by-laws, and the shareholder(s) must comply with the information and other requirements in our by-laws. In addition to satisfying the requirements under our by-laws, to comply with the universal proxy rules, a person who intends to solicit proxies in support of director nominees other than the Company's nominees must provide notice to the Company that sets forth the information required by Rule 14a-19(b) under the Exchange Act, including a statement that such person intends to solicit the holders of shares representing at least 67% of the voting power of the Company's shares entitled to vote in the election of directors in support of director nominees other than the Company's nominees.

All proposals submitted in writing to Laura Ulbrandt DiPierro, Senior Vice President and Secretary, 520 Madison Avenue, New York, New York 10022.

Annex A

Reconciliations and Use of Non-GAAP Financial Measures and Additional Information

The following tables reconcile financial results reported in accordance with generally accepted accounting principles (GAAP) to all non-GAAP financial measures presented in this Proxy Statement. We sometimes use non-GAAP financial measures to aid investors in viewing our businesses and investments through the eyes of management while facilitating a comparison across historical periods. For example, management uses certain financial measures using adjusted tangible shareholders' equity because management believes that adjusted tangible shareholders' equity are the net assets available for investment purposes to earn a return for our shareholders and changes in tangible shareholders' equity better indicate to management and our shareholders how we performed given the equity available to management to invest.

However, these non-GAAP financial measures should be viewed in addition to, and not as a substitute for, reported results prepared in accordance with GAAP.

ROTE Non-GAAP Reconciliation

CALCULATION OF RETURN ON ADJUSTED TANGIBLE EQUITY (ROTE)

Reconciliation of Net Earnings to Adjusted Net Earnings

($ in millions)	Twelve Months Ended Nov. 30, 2022
Net Earnings Attributable to Common Shareholders (GAAP)	$777
Intangible Amortization and Impairment Expense, Net of Tax	8
Adjusted Net Earnings (non-GAAP)	$785

Reconciliation of Shareholders' Equity to Adjusted Tangible Shareholders' Equity

($ in millions)	Nov. 30, 2021
Shareholders' Equity (GAAP)	$10,554
Intangible Assets, Net and Goodwill	(1,898)
Deferred Tax Asset, Net	(328)
Weighted Average Impact of Cash Dividends and Share Repurchases	(671)
Adjusted Tangible Shareholders' Equity (non-GAAP)	$ 7,658
ROTE = Adjusted Net Earnings / Adjusted Tangible Shareholders' Equity	10.3%

Tangible Book Value Per Fully Diluted Share Non-GAAP Reconciliation

CALCULATION OF TANGIBLE BOOK VALUE PER FULLY DILUTED SHARE

Reconciliation of Book Value (Shareholders' Equity) to Adjusted Tangible Book Value

($ in millions)	Nov. 30, 2022
Book Value (GAAP)	$10,233
Redeemable Convertible Preferred Shares Converted to Common Stock[1]	125
Stock Options[2]	119
Intangible Assets, Net and Goodwill	(1,876)
Adjusted Tangible Book Value (non-GAAP)	$ 8,602

Reconciliation of Shares Outstanding to Fully Diluted Shares Outstanding

(in millions except per share amounts)	Nov. 30, 2022
Common Stock Outstanding (GAAP)	226
Restricted Stock Units ("RSUs")	18
Redeemable Convertible Preferred Shares Converted to Common Stock[1]	4
Stock Options[2]	5
Other	1
Fully Diluted Shares Outstanding (Non-GAAP)[3]	255
Tangible Book Value Per Fully Diluted Share (non-GAAP) = Adjusted Tangible Book Value / Fully Diluted Shares Outstanding	$33.78

[1] Redeemable convertible preferred shares added to book value and fully diluted shares assume that the redeemable convertible preferred shares are converted to common stock.

[2] Stock options added to book value are equal to the total number of stock options outstanding as of November 30, 2022 of 5,024,532 multiplied by the weighted average exercise price of $23.75 on November 30, 2022. Stock options added to fully diluted shares are equal to the total stock options outstanding on November 30, 2022.

[3] Fully diluted shares outstanding include vested and unvested RSUs as well as the target number of RSUs issuable under the senior executive compensation plans until the performance period is complete. Fully diluted shares outstanding also include all stock options and the additional common stock if our redeemable convertible preferred shares were converted to common stock.

Market Position Statistics presented within the Proxy are referenced from several independent sources as noted below:

Dealogic:
- 6th globally in mergers and acquisitions and equity capital markets (excluding China), up from #12 and #13, respectively, five years ago
- 7th globally in mergers and acquisitions, equity capital markets and leveraged finance, up from #8 in 2020–21, #9 in 2018–19, and #10 in 2017

Research II:
- 6th in U.S. equity research
- 7th in European equity research

Asiamoney:
- 3rd best overall combined equity research and sales


Jefferies